Exhibit 99(a)

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios and liquidity coverage ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.
Recent Developments and Prospects
Our results of operations for the six months ended September 30, 2020 were adversely affected by the
COVID-19
pandemic. Among the negative consequences of the
COVID-19
pandemic described elsewhere in this Report, we provided for additional allowance for credit losses in light of the deteriorating credit quality of our borrowers and weakening economic conditions.
The
COVID-19
pandemic is expected to have a further adverse impact on our business and results of operations as economic and corporate activity deteriorates in Japan and around the world and financial markets remain volatile. More specifically, we currently expect that the
COVID-19
pandemic will have a further adverse impact on, among other things,

•	net interest income, particularly foreign currency net interest income, primarily due to interest rate reductions by central banks or declines in long-term interest rates in various markets,

•
fees and commissions income mainly due to decreases in the value of assets under custody or management, declines in customer investments or other transactions, or changes in consumer spending trends, as any of these negative factors may be exacerbated by, among other things, weakened appetite for investments or other transactions under uncertain or volatile market conditions or governmental restrictions on business activities,

•	net investment securities gains (losses) primarily due to losses on sales of securities or a decline in the value of our securities portfolio,

•	net equity in earnings of equity method affiliates if the financial performance of our equity method affiliates deteriorates,

•	other income and expenses, including impairment losses on goodwill or other intangible assets, due to weaker business prospects and other factors causing deterioration in the business environment, and

•	regulatory capital ratios due to, among other factors, an increase in risk-weighted assets such as loans and a decrease in the value of our equity securities portfolio.
In addition, there is a risk that we will have to recognize credit losses if there is a further deterioration in the credit quality of our borrowers such as those in the air transportation and other industries that may be adversely impacted by weakened demand for, or governmental or other restrictions on, travel, retail operations, or other economic or recreational activities. For more information, see “—Financial Condition—Loan Portfolio.”
We currently assume that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic
levels, particularly in developed countries, would be gradual, although the timing of containment of
COVID-19
and the full extent of the impact of the pandemic on the real economy remain uncertain. Under these uncertain circumstances, our current expectations may be significantly different from actual results. We intend to continue to closely monitor, and endeavor to effectively deal with, further developments relating to the pandemic. For more information, see “Item 3.D. Risk Factors.” as well as “Forward-Looking Statements” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
General Economic Conditions
The global economy experienced significant deterioration during the three-months period ended June 30, 2020 followed by a slight recovery during the three months ended September 30, 2020, with the
COVID-19
pandemic disparately impacting businesses, particularly those that were adversely impacted by weakened demand for, or governmental or other restrictions on, travel, retail operations, or other economic or recreational activities. Under these circumstances, uncertainties grew concerning future global economic trends in light of the
COVID-19
pandemic as well as recent changes in economic, monetary and trade policies and geopolitical developments in various jurisdictions, which contributed to increasing volatility and uncertainty in the financial market.
Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends, during the six-month
period ended September 30, 2020. Japan’s real gross domestic product, or GDP, contracted by 8.3% for the quarter ended June 30, 2020, and grew by 5.3% for the quarter ended September 30, 2020, on a quarter-on-quarter basis, reflecting a significant decrease in private consumption under the state of emergency declared by the national government during April 2020 and May 2020 due to the
COVID-19
pandemic and a partial rebound under various private consumption stimulus measures implemented by the national and local governments during the subsequent months. On a year-on-year basis, Japan’s real GDP contracted by 10.3% for the quarter ended June 30, 2020 and by 5.7% for the quarter ended September 30, 2020. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.1% and positive 0.2% on a month-on-month
basis and between 0.0% and positive 0.4% on a year-over-year basis during the six months ended September 30, 2020. The unemployment rate in Japan remained low while slightly increasing, with the rate being 3.0% in September 2020. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2020 and September 2020 was 3,956, a 5.2% decrease from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2020 were ¥601 billion, an increase of 6.5% from the same period of the previous year. The Japanese economy remains subject to the impact of the
COVID-19
pandemic, continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy underwent similar downward and upward trends but to larger degrees in some measures during the six months ended September 30, 2020, with U.S. real GDP contracting by 31.4% for the quarter ended June 30, 2020 and growing by 33.1% for the quarter ended September 30, 2020, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP contracted by 9.0% for the quarter ended June 30, 2020 and by 2.9% for the quarter ended September 30, 2020. The unemployment rate rose significantly to 14.7% in April 2020 due to the
COVID-19
pandemic and subsequently improved but still remained relatively high at 7.9% in September 2020, particularly compared to 3.5% in September 2019. The long-term prospects of the U.S. economy remain uncertain in light of the impact of the
COVID-19
pandemic, changes in the political leadership and the government’s economic, monetary, trade and foreign relations policies, and various other factors.
The Eurozone economy also contracted and then exhibited signs of expansion during the six months ended September 30, 2020, with Eurozone real GDP contracting by 11.8% for the quarter ended June 30, 2020 and growing by 12.6% for the quarter ended September 30, 2020, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP contracted by 14.8% for the quarter ended June 30, 2020 and by 4.4% for the quarter ended September 30, 2020. The unemployment rate in the Eurozone increased to 8.3% in September 30, 2020 from 7.6% in September 30, 2019. The Eurozone economy remains subject to various uncertainties, including the impact of the
COVID-19
pandemic, the process and ramifications of the United Kingdom’s withdrawal from the European Union, concerns over Italy’s fiscal policy and health, and other factors.
In Thailand, economic conditions also weakened and began to gradually recover during the six months ended September 30, 2020, with Thailand’s real GDP contracting by 9.9% for the quarter ended June 30, 2020 and growing by 6.5% for the quarter ended September 30, 2020, on a quarter-on-quarter basis. On a year-on-year basis, Thailand’s real GDP contracted by 12.1% for the quarter ended June 30, 2020 and by 6.4% for the quarter ended September 30, 2020. China’s real GDP grew by 11.7% for the quarter ended June 30, 2020 and by 2.7% for the quarter ended September 30, 2020, on a quarter-on-quarter basis. On a year-on-year basis, China’s real GDP grew by 3.2% for the quarter ended June 30, 2020 and by 4.9% for the quarter ended September 30, 2020. Real GDP of Indonesia and the Philippines contracted by 4.2% and 14.9%, respectively, for the quarter ended June 30, 2020, and grew by 5.1% and 8.0%, respectively, for the quarter ended September 30, 2020, on a quarter-on-quarter basis. On a year-on-year basis, real GDP of Indonesia and the Philippines contracted by 5.3% and 16.9%, respectively, for the quarter ended June 30, 2020, and by 3.5% and 11.5%, respectively, for the quarter ended September 30, 2020. Uncertainties still remain over economic conditions in these countries in light of, among other things, the negative impact of the
COVID-19
pandemic on the global economy, including importing developed countries, intensifying trade conflicts and potential geopolitical issues.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on
10-year
Japanese government bonds fluctuated between negative 0.038% and positive 0.059% during the six-month
period ended September 30, 2020. The Bank of Japan adopted its “quantitative and qualitative monetary easing” policy in April 2014 and commenced its “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016. Under this policy, aiming to achieve the price stability target of 2.0%, the Bank of Japan applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while increasing the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of
10-year
Japanese government bonds around zero percent. In July 2018, the Bank of Japan slightly modified its monetary policy by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. In

October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. In March 2020, the Bank of Japan introduced a package of
COVID-19
emergency measures, including those designed to facilitate corporate financing through lending up to ¥8.0 trillion yen against corporate debt collateral at a 0% interest rate with maturities up to one year and to increase the limit on purchases of commercial paper and corporate bonds by ¥2.0 trillion to ¥7.4 trillion. In April 2020, the Bank of Japan expanded the emergency measure package by raising the lending limit to ¥23.0 trillion while adding household debt as eligible collateral, increasing the limit on purchases of commercial paper and corporate bonds by ¥13.0 trillion to ¥20.4 trillion, and eliminating the limit on purchases of Japanese government bonds. The yield on
10-year
Japanese government bonds was positive 0.022% on March 31, 2020 and positive 0.016% on September 30, 2020, while fluctuating between negative 0.038% and positive 0.059% during the period.
In the United States, the FRB reduced the target range for the federal funds rate to between 2.00% and 2.25% in July 2019, to between 1.75% and 2.00% in September 2019, and further to between 1.50% to 1.75% in October 2019. Subsequently, the FRB reduced the target range for the federal funds rate twice in March 2020 to between 1.00% and 1.25% and further to 0.00% and 0.25%. Following the Federal Open Market Committee meeting in June 2020, most of the FRB members indicated their willingness to maintain the rate at the current level until the end of the calendar year 2022 in light of increasing uncertainty in the economic outlook. The
10-year
U.S. Treasury bond yield increased to 0.685% at the end of September 2020 from 0.670% at the end of March 2020, while fluctuating between 0.508% and 0.896% during the period.
The yield on
10-year
German Bunds decreased to negative 0.522% at the end of September 2020 from negative 0.471% at the end of March 2020, while fluctuating between negative 0.586% and negative 0.277% during the period. The yield on
10-year
French Obligations Assimilables du Trésor decreased to negative 0.243% at the end of September 2020 from negative 0.015% at the end of March 2020, while fluctuating between negative 0.266% and positive 0.178% during the period.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar to ¥105.48 to the U.S. dollar on September 30, 2020 from ¥107.54 to the U.S. dollar on March 31, 2020, while fluctuating between ¥104.57 to the U.S. dollar and ¥109.59 to the U.S. dollar during the period.
The Japanese yen was on a generally depreciating trend against the euro during the six months ended September 30, 2020, with the exchange rate being ¥123.65 to the euro as of September 30, 2020 compared to ¥118.64 to the euro as of March 31, 2020.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2020, with the exchange rate being ¥3.3369 to the Thai baht as of September 30, 2020 compared to ¥3.2829 to the Thai baht as of March 31, 2020.
Stock and Real Estate Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased to ¥23,185.12 on September 30, 2020 from ¥18,917.01 on March 31, 2020, while fluctuating between ¥17,818.72 and ¥23,559.30 during the period.
According to the latest land price survey conducted by the Japanese government, between July 1, 2019 and July 1, 2020, the average residential land price in Japan declined 0.7%, and the average commercial land price in Japan also declined 0.3%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between July 1, 2019 and July 1, 2020, the average residential land price declined 0.3% and the average commercial land price increased 0.7%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between July 1, 2019 and July 1, 2020, the average residential land price declined 0.9% and the average commercial land price also declined 0.6%.
Principal Sources of Income and Expenses
Net Interest Income
Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.
Provision for (Reversal of) Credit Losses
Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”
Non-Interest
Income
Non-interest
income consists of the following:
Fees and commissions income
Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•
Fees and commissions on credit card business
consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•
Fees and commissions on security-related services
primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as an agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.
Net foreign exchange gains (losses)
Net foreign exchange gains (losses) consist of the following:

•
Net foreign exchange gains (losses) on derivative contracts
are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•
Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•
Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits (losses)
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•
trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•
trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the six months ended September 30, 2020.
We generally do not separate for financial reporting purposes customer originated trading activities from non-customer
related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end
for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•
Interest rate contracts
: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts : Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts : Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives : Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:

•
Net profits (losses) on trading account securities
, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•
Net profits (losses) on trading account securities under the fair value option
, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale
debt securities, impairment losses on
available-for-sale
debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale
debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale
debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.
Net equity in earnings (losses) of equity method investees
Net equity in earnings (losses) of equity method investees includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees.

Non-Interest
Expense
Non-interest
expense consists of:

•	salaries and employee benefits , which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net , which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses , which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing , which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment , which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets , which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•
insurance premiums, including deposits insurance
, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan,

•	communications , which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges , which include the amount of tax payments and other public charges,

•	impairment of goodwill , which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values,

•
provision for (reversal of)
off-balance
sheet credit instruments
, which includes the amount of money reserved for the estimated amount of losses on off-balance
sheet credit instruments or reversal of any portion of such amount, and

•	other non-interest expenses .
Recent Developments
During the six months ended September 30, 2020, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that would enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high-quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Under our current medium-term business plan, for the three fiscal years ending March 31, 2021, we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.
We currently assume that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic
levels, particularly in developed countries, would be gradual, although the timing of containment of
COVID-19
and the full extent of the impact of the pandemic on the real economy remain uncertain. Under these uncertain circumstances, our current expectations may be significantly different from actual results. We will continue to closely monitor and seek to flexibly and effectively deal with developments relating to the pandemic. However, our efforts to deal with the impact of the pandemic may prove insufficient, in which case our results of operations and financial condition may be materially and negatively affected.

Issuances and Repurchases of TLAC Eligible Senior Debt Securities
During and after the six months ended September 30, 2020, we issued $4.5 billion, or ¥476.1 billion, and €0.5 billion, or ¥62.1 billion, aggregate principal amount of external TLAC eligible senior debt securities. As of September 30, 2020, our external TLAC ratios were 19.5% on a risk-weighted assets basis and 9.29% on a leverage exposure basis. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of September 30, 2020 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
Issuances of Basel
III-Compliant
Domestic Subordinated Bonds
In October 2020, we issued, in a public offering in Japan, ¥60.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable
or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.
Sale of Shares in AMP Capital Holdings
In September 2020, Mitsubishi UFJ Trust and Banking sold all of the ordinary shares it held in AMP Capital Holdings Limited, an Australia-based asset manager, for approximately AU$460 million, or approximately ¥35.9 billion. The sale was part of our strategy to improve our capital management in light of recent changes in international financial regulations and the business environment.
Merger between Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities
In August 2020, Mitsubishi UFJ Morgan Stanley Securities and its subsidiary, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., completed their merger whereby Mitsubishi UFJ Morgan Stanley Securities was the surviving company. Through the merger, Mitsubishi UFJ Morgan Stanley Securities aims to enhance its wealth management business.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, allowance for repayment of excess interest, business developments, impairment on goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on
Form 20-F
for the fiscal year ended March 31, 2020.
Allowance for Credit Losses
The allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and has three components: the allowance for loans measured on a collective basis, when similar risk characteristics exist, the allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics, and the allowance for losses on unfunded credit commitments, which is included in other liabilities.

The methodology for estimating credit losses uses relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made over a forecast period to account for differences between current and expected future conditions and those reflected in historical loss information. Beyond the forecast period, estimated expected credit losses revert to average historical loss experience. The allowance for credit losses involves significant judgment on a number of assumptions including the assessment of risk characteristics, assignment of borrowers’ internal credit ratings, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—based on the segments used to determine the allowance for credit losses.
At September 30, 2020, we had ¥85,921.3 billion of loans in the Commercial segment and recorded an allowance for credit losses against these loans of ¥567.8 billion. Of the various assumptions, the determination of the allowance for credit losses for the Commercial segment requires management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of borrowers’ internal credit ratings, which are highly dependent on the estimation of borrower performance and business sustainability, particularly in cases in which the borrowers are experiencing weaknesses in their business performance. Particularly significant judgment is required to be made when these borrower’s performance and business sustainability are affected by changes in the external and internal business environment, including the
COVID-19
pandemic impact on certain industries. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
In addition, at September 30, 2020, we also had ¥9,321.9 billion and ¥6,829.8 billion of loans in the MUFG Americas Holdings and the Krungsri segments respectively, and recorded an allowance for credit losses against these loans of ¥156.4 billion and ¥291.2 billion respectively. Of the various assumptions, the determination of the allowance for credit losses for the Commercial, the MUFG Americas Holdings and the Krungsri segments requires management to make significant judgements, due to the subjectivity and uncertainty associated with expectations of future economic conditions and the development of qualitative adjustments. Particularly significant judgment is required to be made related to the significant assumptions for adjusting the forecasts of certain macro-economic variables within the modeled allowance, and for developing qualitative adjustments to modeled results for certain macro-economic conditions to capture the heightened volatility and uncertainty in the economy due to the emergence of
COVID-19.
Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. Our actual losses could be more or less than the estimates. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods. For further information regarding our methodologies used in establishing the allowance for credit losses by portfolio segments and allowance for credit losses policies, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report and “Financial Condition—Loan Portfolio.” For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations
The following table sets forth a summary of our results of operations for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions)
Interest income	¥2,020.5	¥1,486.9
Interest expense	882.8	456.5

Net interest income	1,137.7	1,030.4

Provision for (reversal of) credit losses	102.1	209.8
Non-interest income	1,429.2	1,857.2
Non-interest expense	1,626.3	1,531.7

Income before income tax expense	838.5	1,146.1
Income tax expense	221.2	366.1

Net income before attribution of noncontrolling interests	¥617.3	¥780.0
Net income (loss) attributable to noncontrolling interests	0.8	3.1

Net income attributable to Mitsubishi UFJ Financial Group	¥616.5	¥776.9

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2020 are discussed in further detail below.
Net Interest Income
The following table is a summary of our annualized interest rate spread, including the average balances of, and interest and average interest rates on, our assets and liabilities, for the six months ended September 30, 2019 and 2020. Average balances are generally based on a daily average while a month-end
average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Six months ended September 30,
	2019			2020
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥144,205.1	¥523.5	0.72%	¥166,497.0	¥420.2	0.50%
Foreign	99,811.1	1,497.0	2.99	101,868.7	1,066.7	2.09

Total	¥244,016.2	¥2,020.5	1.65%	¥268,365.7	¥1,486.9	1.11%

Financed by:
Interest-bearing liabilities:
Domestic	¥171,576.0	¥(248.6)	0.29%	¥193,950.2	¥(159.7)	0.16%
Foreign	64,421.6	(634.2)	1.96	66,537.0	(296.8)	0.89

Total	235,997.6	(882.8)	0.75	260,487.2	(456.5)	0.35

Non-interest-bearing liabilities	8,018.6			7,878.5

Total	¥244,016.2		0.72%	¥268,365.7		0.34%

Net interest income and interest rate spread		¥1,137.7	0.90%		¥1,030.4	0.76%
Net interest income as a percentage of total interest-earning assets			0.93%			0.77%

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2019 and 2020.
	Six months ended September 30,
	2019			2020
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥38,437.2	¥95.3	0.49%	¥47,511.8	¥30.4	0.13%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	16,667.7	127.5	1.53	20,052.6	64.6	0.64
Trading account assets	28,886.9	251.9	1.74	32,212.3	196.9	1.22
Investment securities	43,621.9	223.4	1.02	48,909.6	160.3	0.65
Loans	116,402.5	1,322.4	2.27	119,679.4	1,034.7	1.72

Total interest-earning assets	244,016.2	2,020.5	1.65	268,365.7	1,486.9	1.11

Non-interest-earning assets:
Cash and due from banks	32,989.8			40,132.6
Other non-interest-earning assets	47,997.2			29,652.7
Allowance for credit losses	(659.6)			(1,009.0)

Total non-interest-earning assets	80,327.4			68,776.3

Total assets	¥324,343.6			¥337,142.0

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥167,410.5	¥439.7	0.52%	¥179,229.6	¥197.5	0.22%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	27,977.5	187.3	1.34	31,051.6	75.5	0.48
Due to trust account, other short-term borrowings, and trading account liabilities	13,082.4	89.5	1.36	22,141.0	44.6	0.40
Long-term debt	27,527.2	166.3	1.21	28,065.0	138.9	0.99

Total interest-bearing liabilities	235,997.6	882.8	0.75	260,487.2	456.5	0.35

Non-interest-bearing liabilities	72,214.1			60,870.3

Total equity	16,131.9			15,784.5

Total liabilities and equity	¥324,343.6			¥337,142.0

Net interest income and interest rate spread		¥1,137.7	0.90%		¥1,030.4	0.76%

Net interest income as a percentage of total interest-earning assets			0.93%			0.77%

Net interest income decreased ¥107.3 billion to ¥1030.4 billion for the six months ended September 30, 2020 from ¥1,137.7 billion for the six months ended September 30, 2019. The decrease was primarily attributable to lower interest rates on domestic and foreign interest-earning assets. Interest rates were globally on a decreasing trend from the end of September 2019 till the end of September 2020. This trend contributed to a decrease of 14 basis points in our annualized average interest rate spread (which is the annualized average interest rate on interest-earning assets less the annualized average interest rate on interest-bearing liabilities) to 0.76% for the six months ended September 30, 2020, compared to the same period of the previous fiscal year.

Interest income decreased ¥533.6 billion to ¥1,486.9 billion for the six months ended September 30, 2020 from ¥2,020.5 billion for the same period of the previous fiscal year. Domestic interest income decreased ¥103.3 billion mainly due to lower interest rates on domestic loans. Foreign interest income decreased ¥430.3 billion primarily due to lower interest rates on foreign loans although the volume of foreign loans increased.
Interest expense decreased ¥426.3 billion to ¥456.5 billion for the six months ended September 30, 2020 from ¥882.8 billion for the same period of the previous fiscal year. Domestic interest expense decreased ¥88.9 billion primarily due to lower interest rates on call money, funds purchased and long-term debt. Foreign interest expense decreased ¥337.4 billion primarily due to a decline in interest rates on deposits.
Our annualized average interest rate spread decreased 14 basis points to 0.76% for the six months ended September 30, 2020 from 0.90% for the six months ended September 30, 2019. Between the same periods, the annualized average interest rate spread on domestic activities decreased nine basis points to 0.34% from 0.43%, while the annualized average interest rate spread on foreign activities increased 17 basis points to 1.20 % from 1.03%. The decrease in the annualized average interest rate spread on domestic activities primarily reflected decreases in dividends on domestic investment securities. The increase in the annualized average interest rate spread on foreign activities was because the extent of decrease in interest rates on foreign interest-earning assets was smaller than that of decrease in interest rates on foreign interest-earning liabilities on an annualized average basis.
The yield on
10-year
Japanese government bonds fluctuated between negative 0.038% and positive 0.059% during the six-month
period ended September 30, 2020, compared to between negative 0.286% and negative 0.009% during the same period of the previous fiscal year. In October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. As a result, long-term interest rates may fluctuate at lower levels or to greater degrees for an extended period, increasing uncertainty in the long-term interest rate market in Japan. In the United States, the FRB reduced the target range for the federal funds rate twice in March 2020 to between 1.00% and 1.25% and further to 0.00% and 0.25%. Following the Federal Open Market Committee meeting in June 2020, most of the FRB members indicated their willingness to maintain the rate at the current level until the end of the calendar year 2022 in light of increasing uncertainty in the economic outlook. See “Business Environment.”
The average balance of interest-earning assets increased ¥24,349.5 billion to ¥268,365.7 billion for the six months ended September 30, 2020 from ¥244,016.2 billion for the six months ended September 30, 2019. The average balance of domestic interest-earning assets increased ¥22,291.9 billion mainly due to an increase in the average balance of our interest-earning deposits in other banks, particularly our commercial banking and trust banking subsidiaries’ interest-earning deposits with other banks, in addition to an increase in investment securities such as Japanese government bonds. The average balance of foreign interest-earning assets increased ¥2,057.6 billion mainly due to an increase in the average balance of call loans, funds sold and receivables under resale agreements and securities borrowing transactions.
The average balance of interest-bearing liabilities increased ¥24,489.6 billion to ¥260,487.2 billion for the six months ended September 30, 2020 from ¥235,997.6 billion for the six months ended September 30, 2019. The average domestic interest-bearing liabilities increased ¥22,374.2 billion mainly due to an increase in the average balance of domestic deposits. The average foreign interest-bearing liabilities increased ¥2,115.4 billion mainly due to an increase in the average balance of deposits in MUFG Americas Holding.

Provision for (reversal of) credit losses
We recorded ¥209.8 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥102.1 billion of provision for credit losses for the same period of the previous fiscal year. This increase in provision for credit losses mainly reflected the negative impact of the COVID-19 pandemic on the credit quality of our loan portfolio.
Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”
Non-Interest
Income
The following table is a summary of our
non-interest
income for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥26.7	¥26.2
Fees and commissions on remittances and transfers	83.7	82.3
Fees and commissions on foreign trading business	33.1	29.2
Fees and commissions on credit card business	118.9	96.1
Fees and commissions on security-related services	108.4	121.6
Fees and commissions on administration and management services for investment funds	72.0	106.2
Trust fees	58.9	61.0
Guarantee fees	22.8	22.8
Insurance commissions	21.2	19.4
Fees and commissions on real estate business	21.1	13.9
Other fees and commissions	131.7	121.1

Total	698.5	699.8
Foreign exchange gains (losses)—net	(108.7)	69.4
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	(22.1)	6.9
Net profits on trading account securities, excluding derivatives	569.4	237.4

Total	547.3	244.3
Investment securities gains—net:
Net gains on sales of available-for-sale debt securities	45.2	0.9
Impairment losses on available-for-sale debt securities	(0.7)	(0.4)
Net gains (losses) from marketable equity securities	(33.5)	689.1
Other	0.7	(5.9)

Total	11.7	683.7
Equity in earnings of equity method investees—net	165.5	140.4
Gains on remeasurement of previously held equity method investment (1)	41.2	—
Other non-interest income	73.7	19.6

Total non-interest income	¥1,429.2	¥1,857.2

Note:
(1)	Represents profits recognized in connection with our acquisition of Bank Danamon. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Non-interest
income increased ¥428.0 billion to ¥1,857.2 billion for the six months ended September 30, 2020 from ¥1,429.2 billion for the six months ended September 30, 2019. This increase was mainly attributable to a ¥672.0 billion increase in net investment securities gains, which primarily reflected higher market values of marketable equity securities of some issuers as of the end of September 2020. This was partially offset by a ¥332.0 billion decrease in net profits on trading account securities, excluding derivatives.
Fees and commissions income
Fees and commissions income increased ¥1.3 billion to ¥699.8 billion for the six months ended September 30, 2020 from ¥698.5 billion for the same period of the previous fiscal year. The increase was primarily due to an increase in fees and commissions on administration and management services for investment funds at Mitsubishi UFJ Trust and Banking and an increase in fees and commissions on security-related services at MUFG Bank. This increase is largely offset by a decrease in fees and commissions on credit card business at Mitsubishi UFJ NICOS and at MUFG bank.
Net foreign exchange gains (losses)
The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥(185.3)	¥82.8
Net foreign exchange gains on other than derivative contracts	731.2	224.0
Net foreign exchange losses related to the fair value option	(654.6)	(237.4)

Total	¥(108.7)	¥69.4

We recorded net foreign exchange gains of ¥69.4 billion for the six months ended September 30, 2020 compared to net losses of ¥108.7 billion for the six months ended September 30, 2019. This was due to smaller net foreign exchange losses related to the fair value option, reflecting the positive impact of fluctuations in foreign currency exchange rates on the Japanese yen translated amounts of trading account securities due to the smaller appreciation of the Japanese yen against other major currencies on a period-end spot rate basis. Net foreign exchange gains on derivative contracts primarily reflected the improved mark to market valuation on currency swaps. These positive impacts were partially offset by a decrease in net foreign exchange gains on other than derivative contracts, which mainly consisted of net transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies.

Net trading account profits (losses)
The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥122.1	¥136.1
Equity contracts	(57.8)	(37.1)
Commodity contracts	(15.4)	(0.0)
Credit derivatives	(23.4)	1.7
Other	(47.6)	(93.8)

Total	(22.1)	6.9

Net profits on trading account securities, excluding derivatives
Trading account securities	131.5	89.1
Trading account securities under the fair value option	437.9	148.3

Total	569.4	237.4

Total	¥547.3	¥244.3

We recorded net trading account profits of ¥244.3 billion for the six months ended September 30, 2020, a decrease of ¥303.0 billion compared to the six months ended September 30, 2019. This decrease was mainly due to lower values of trading account securities under the fair value option, particularly U.S. Treasury bonds and residential mortgage backed securities.
Net trading account profits on interest rate and other derivative contracts were ¥6.9 billion for the six months ended September 30, 2020, compared to net trading account losses on such contracts of ¥22.1 billion for the same period of the previous fiscal year. This was mainly due to an increase in net profits on interest rate contracts, reflecting lower interest rates in the United States and Japan during the six months ended September 30, 2020 compared to the same period of the previous fiscal year. In addition, net trading account losses on credit derivatives improved to net profits primarily due to an increase in profits on derivative transactions for hedging purposes in connection with transactions for customers. The positive impact of these factors was largely offset by larger net trading account losses on other derivative contracts, mainly reflecting the lower fair value of bifurcated embedded derivative contacts.
Net investment securities gains (losses)
Net investment securities gains increased ¥672.0 billion to ¥683.7 billion for the six months ended September 30, 2020 from ¥11.7 billion for the same period of the previous fiscal year. The increase primarily reflected ¥689.1 billion of net gains from marketable equity securities as a result of increases in the market values of equity securities of certain issuers during the six months ended September 30, 2020, compared to ¥33.5 billion of net losses from such securities for the six months ended September 30, 2019.

Non-Interest
Expense
The following table shows a summary of our
non-interest
expense for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions)
Salaries and employee benefits	¥591.6	¥607.2
Occupancy expenses—net	87.8	89.6
Fees and commissions expenses	160.6	148.3
Outsourcing expenses, including data processing	147.8	146.7
Depreciation of premises and equipment	62.4	43.8
Amortization of intangible assets	114.7	123.2
Insurance premiums, including deposit insurance	48.2	42.8
Communications	29.6	30.2
Taxes and public charges	46.8	52.6
Impairment of goodwill	241.4	106.5
Reversal of off-balance sheet credit instruments	(63.3)	(36.6)
Other non-interest expenses	158.7	177.4

Total non-interest expense	¥1,626.3	¥1,531.7

Non-interest
expense decreased ¥94.6 billion to ¥1,531.7 billion for the six months ended September 30, 2020 from ¥1,626.3 billion for the same period of the previous fiscal year. Major factors affecting this decrease are discussed below.
Salaries and employee benefits
Salaries and employee benefits increased ¥15.6 billion to ¥607.2 billion for the six months ended September 30, 2020. The increase was due to an increase in overseas salaries and employee benefits, mainly reflecting the impact of consolidation of Bank Danamon and First Sentier Investors.
Impairment of goodwill
We recognized ¥106.5 billion of impairment loss on goodwill relating to MUFG Americas Holdings for the six months ended September 30, 2020. Due to negative changes in the economic environment triggered by
COVID-19,
our previous cash flow forecasts for certain segments were revised downward. We recognized ¥241.4 billion of impairment loss on goodwill for the six months ended September 30, 2019. The impairment loss was recognized on the goodwill recorded in connection with our acquisition of Bank Danamon. See Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report for further information.
Given the three-month difference between our consolidated reporting period and the reporting period of some of our subsidiaries, including MUFG Americas Holdings, our fair value assessment with respect to such subsidiaries after June 30, 2020 will be reflected in our consolidated financial statements for a period ending after September 30, 2020. See Note 1 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.
Reversal of
off-balance
sheet credit instruments
We recorded reversal of
off-balance
sheet credit instruments of ¥36.6 billion for the six months ended September 30, 2020, compared to reversal of off-balance
sheet credit instruments of ¥63.3 billion for the six months ended September 30, 2019. This was primarily as a result of an improvement in the credit quality of some large borrowers abroad and also a decrease in the balance of off-balance sheet credit instruments. The reversal recorded for the six months ended September 30, 2019 was primarily as a result of an improvement in the credit quality of a large borrower in the domestic services sector.
Other
non-interest
expenses
Other
non-interest
expenses increased ¥21.0 billion to ¥177.4 billion for the six months ended September 30, 2020, compared to the same period of the previous fiscal year. The increase was due to impairment losses on operating lease assets recorded at foreign branches of MUFG Bank.
Income Tax Expense
The following table shows a summary of our income tax expense for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in billions, except percentages)
Income before income tax expense	¥838.5	¥1,146.1
Income tax expense	221.2	366.1
Effective income tax rate	26.4%	31.9%
Combined normal effective statutory tax rate	30.6%	30.6%
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2019 and 2020. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2020, the effective income tax rate was 31.9%, which was 1.3 percentage points higher than the combined normal effective statutory tax rate of 30.6%. This higher effective income tax rate was primarily due to foreign tax payments, which resulted in an increase of ¥31.5 billion in income tax expense and an increase of 2.8 percentage points in the effective income tax rate for the six months ended September 30, 2020. Another factor causing the higher effective income tax rate was the recognition of goodwill impairment losses discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥27.9 billion and resulted in an increase of 2.4 percentage points in the effective income tax rate for the six months ended September 30, 2020, since such losses were not deductible in computing our taxable income under Japanese tax law. These impacts were partially offset by a decrease of 1.4 percentage points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥15.9 billion in income tax expense for the six months ended September 30, 2020. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
For the six months ended September 30, 2019, the effective income tax rate was 26.4%, which was 4.2 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This was primarily due to the execution of the agreement for the sale of a wholly owned subsidiary, as a result of which we recognized tax benefits from temporary differences not previously recognized as part of deferred tax assets, decreasing our income tax expense by ¥88.0 billion and our effective income tax rate by 10.5 percentage points for the six months ended September 30, 2019. This impact was partially offset by an increase of 8.8 percentage points in the effective income tax rate resulting from recognition of the goodwill impairment loss discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥73.9 billion for the six months ended September 30, 2019, since such loss was not deductible in computing our taxable income under Japanese tax law.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.
The following is a brief explanation of our business segments:
Retail
 & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate
 & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies.
Global Corporate
 & Investment Banking Business Group
—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the previous fiscal year ended March 31, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management
 & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. Starting in the previous fiscal year ended March 31, 2020, this business group also covers First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
We made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2020. Such modifications resulted from (i) allocation of adjustments related to the derivative counterparty risk previously included in Other to the Global Markets Business Group, which holds the derivative assets, and (ii) reorganization of functions between the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and Other. These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2019:

•
increasing the operating profits of the Global Markets Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥12.1 billion, ¥7.2 billion and ¥6.9 billion, respectively, and

•	reducing the operating profits of Other, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥24.4 billion, ¥4.4 billion and ¥1.4 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2019 and 2020. In addition, Accounting Standards Board of Japan(ASBJ) Statement No. 30, “Accounting Standard for Fair Value Measurement,” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement,” have been applied since the end of the previous fiscal year. Accordingly, for the six months ended September 30, 2019 reflects the retroactive application of the new accounting standard.
For further information, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
The following tables set forth our business segment information for the six months ended September 30, 2019 and 2020:

	Customer Business
Six months ended September 30, 2019	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥723.9	¥276.2	¥199.6	¥366.5	¥101.3	¥1,667.5	¥336.1	¥2.2	¥2,005.8
BK and TB (1) :	345.1	210.0	137.2	(0.8)	45.6	737.1	239.4	35.1	1,011.6
Net interest income	225.5	92.4	59.5	0.1	0.8	378.3	71.8	40.5	490.6
Net fees	105.2	92.4	78.0	—	44.8	320.4	(6.5)	(22.6)	291.3
Other	14.4	25.2	(0.3)	(0.9)	—	38.4	174.1	17.2	229.7
Other than BK and TB	378.8	66.2	62.4	367.3	55.7	930.4	96.7	(32.9)	994.2
Operating expenses	590.4	160.2	126.8	270.8	65.3	1,213.5	113.3	60.7	1,387.5

Operating profit (loss)	¥133.5	¥116.0	¥72.8	¥95.7	¥36.0	¥454.0	¥222.8	¥(58.5)	¥618.3

	Customer Business
Six months ended September 30, 2020	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥662.7	¥249.8	¥197.5	¥415.3	¥138.1	¥1,663.4	¥461.7	¥4.1	¥2,129.2
BK and TB (1) :	304.9	198.3	117.6	0.4	46.8	668.0	343.6	38.0	1,049.6
Net interest income	203.6	79.4	57.9	0.5	2.2	343.6	103.4	44.2	491.2
Net fees	90.6	95.9	67.5	—	44.6	298.6	1.4	(27.3)	272.7
Other	10.7	23.0	(7.8)	(0.1)	—	25.8	238.8	21.1	285.7
Other than BK and TB	357.8	51.5	79.9	414.9	91.3	995.4	118.1	(33.9)	1,079.6
Operating expenses	553.6	152.5	131.8	264.3	101.5	1,203.7	112.5	77.6	1,393.8

Operating profit (loss)	¥109.1	¥97.3	¥65.7	¥151.0	¥36.6	¥459.7	¥349.2	¥(73.5)	¥735.4

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
Retail & Commercial Banking Business Group
Net revenue of the Retail & Commercial Banking Business Group decreased ¥61.2 billion to ¥662.7 billion for the six months ended September 30, 2020 from ¥723.9 billion for the six months ended September 30, 2019. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized
corporate customers. The decrease in net revenue was mainly due to a decrease in deposit revenue caused by margin compression reflecting lower interest rates in the United States as well as a decrease in volumes of business transactions such as credit card transactions, foreign exchange transactions and investment product sales.
Operating expenses of the Retail & Commercial Banking Business Group decreased ¥36.8 billion to ¥553.6 billion for the six months ended September 30, 2020 from ¥590.4 billion for the six months ended September 30, 2019. The decrease mainly resulted from measures designed to optimize staffing and operational efficiency through digitalization of customer service channels and operational processes and to lower cost through reduction of business location space.
As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥24.4 billion to ¥109.1 billion for the six months ended September 30, 2020 from ¥133.5 billion for the six months ended September 30, 2019.
Japanese Corporate & Investment Banking Business Group
Net revenue of the Japanese Corporate & Investment Banking Business Group decreased ¥26.4 billion to ¥249.8 billion for the six months ended September 30, 2020 from ¥276.2 billion for the six months ended September 30, 2019. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The decrease in net revenue was mainly due to a decrease in deposit revenue, as well as lower revenues from the M&A, equity capital market and debt capital market businesses and from foreign exchange transactions, while financing fees increased as a result of an increase in the loan balance.

Operating expenses of the Japanese Corporate & Investment Banking Business Group decreased ¥7.7 billion to ¥152.5 billion for the six months ended September 30, 2020 from ¥160.2 billion for the six months ended September 30, 2019. The decrease mainly due to a decrease in revenue-related expenses reflecting the downturn in the M&A, equity capital market and debt capital market businesses.
As a result, operating profit of the Japanese Corporate & Investment Banking Business Group decreased ¥18.7 billion to ¥97.3 billion for the six months ended September 30, 2020 from ¥116.0 billion for the six months ended September 30, 2019.
Global Corporate & Investment Banking Business Group
Net revenue of the Global Corporate & Investment Banking Business Group decreased ¥2.1 billion to ¥197.5 billion for the six months ended September 30, 2020 from ¥199.6 billion for the six months ended September 30, 2019. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese
corporate and institutional customers outside Japan. The decrease in net revenue was mainly due to a decrease in fees at MUFG Bank primarily given the slower M&A market, largely offset by an increase in revenue from debt capital market operations to meet increasing customer funding requirements.
Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥5.0 billion to ¥131.8 billion for the six months ended September 30, 2020 from ¥126.8 billion for the six months ended September 30, 2019, primarily reflecting the impact of business acquisitions, including the acquisition of the aviation finance business from DVB Bank.
As a result, operating profit of the Global Corporate & Investment Banking Business Group decreased ¥7.1 billion to ¥65.7 billion for the six months ended September 30, 2020 from ¥72.8 billion for the six months ended September 30, 2019.
Global Commercial Banking Business Group
Net revenue of the Global Commercial Banking Business Group increased ¥48.8 billion to ¥415.3 billion for the six months ended September 30, 2020 from ¥366.5 billion for the six months ended September 30, 2019. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized
corporate customers of MUFG Union Bank, Krungsri and Bank Danamon. The increase in net revenue was mainly attributable to the consolidation of Bank Danamon as well as an increase in revenue from the lending and deposit-taking operations at Krungsri due to increasing customer funding requirements. These positive impacts on net revenue were partially offset by a decrease in revenue of MUFG Union Bank, which was negatively affected by lower interest rates in the United States.
Operating expenses of the Global Commercial Banking Business Group decreased ¥6.5 billion to ¥264.3 billion for the six months ended September 30, 2020 from ¥270.8 billion for the six months ended September 30, 2019. The decrease was mainly due to the positive impact of cost reduction at Krungsri.
As a result, operating profit of the Global Commercial Banking Business Group increased ¥55.3 billion to ¥151.0 billion for the six months ended September 30, 2020 from ¥95.7 billion for the six months ended September 30, 2019.
Asset Management & Investor Services Business Group
Net revenue of the Asset Management & Investor Services Business Group increased ¥36.8 billion to ¥138.1 billion for the six months ended September 30, 2020 from ¥101.3 billion for the six months ended

September 30, 2019. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was primarily attributable to the impact of consolidation of First Sentier Investors.
Operating expenses of the Asset Management & Investor Services Business Group increased ¥36.2 billion to ¥101.5 billion for the six months ended September 30, 2020 from ¥65.3 billion for the six months ended September 30, 2019. The increase was mainly attributable to the consolidation of First Sentier Investors, including its salary and employee benefit expenses.
As a result, operating profit of the Asset Management & Investor Services Business Group increased ¥0.6 billion to ¥36.6 billion for the six months ended September 30, 2020 from ¥36.0 billion for the six months ended September 30, 2019.
Global Markets Business Group
Net revenue of the Global Markets Business Group increased ¥125.6 billion to ¥461.7 billion for the six months ended September 30, 2020 from ¥336.1 billion for the six months ended September 30, 2019. This was mainly due to an increase in market related gains through treasury operations in the declining interest rate environment.
Operating expenses of the Global Markets Business Group decreased ¥0.8 billion to ¥112.5 billion for the six months ended September 30, 2020 from ¥113.3 billion for the six months ended September 30, 2019. This decrease primarily reflected lower human resource expenses abroad.
As a result, operating profit of the Global Markets Business Group increased ¥126.4 billion to ¥349.2 billion for the six months ended September 30, 2020 from ¥222.8 billion for the six months ended September 30, 2019.
Financial Condition
Total Assets
Our total assets as of September 30, 2020 were ¥342,530.7 billion, an increase of ¥10,777.4 billion from ¥331,753.3 billion as of March 31, 2020, mainly due to a ¥13.699.2 billion increase in cash and due from banks and a ¥10,923.6 increase of investment securities. These increases were partially offset by a ¥9,944.6 billion decrease in receivables under resale agreements.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2020 and September 30, 2020, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2020	September 30, 2020
	(in billions)
Domestic:
Manufacturing	¥11,448.8	¥13,580.4
Construction	733.2	729.4
Real estate	12,054.7	12,254.9
Services	2,585.1	2,915.6
Wholesale and retail	7,504.6	7,778.4
Banks and other financial institutions (1)	5,161.1	5,043.4
Communication and information services	1,572.3	1,486.2
Other industries	8,673.9	9,420.4
Consumer	15,319.7	14,962.8

Total domestic	65,053.4	68,171.5

Foreign:
Governments and official institutions	726.3	692.9
Banks and other financial institutions (1)	11,788.2	10,700.4
Commercial and industrial	32,565.0	29,877.4
Other	8,404.1	7,625.7

Total foreign	53,483.6	48,896.4

Unearned income, unamortized premium—net and deferred loan fees—net	(350.3)	(319.8)

Total (2)	¥118,186.7	¥116,748.1

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥344.8 billion and ¥315.1 billion as of March 31, 2020 and September 30, 2020, respectively, which are carried at the lower of cost or fair value.
Loans are one of our main uses of funds. For the six months ended September 30, 2020, the average balance of loans was ¥119,679.4 billion, accounting for 44.6% of the average total interest-earning assets, compared to ¥116,402.5 billion, representing 47.7% of the average total interest-earning assets, for the same period of the previous fiscal year. As of September 30, 2020, our total loans were ¥116,748.1 billion, accounting for 34.1% of total assets, compared to ¥118,186.7 billion, accounting for 35.6% of total assets as of March 31, 2020. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2020 and September 30, 2020, domestic loans increased from 54.9% to 58.2%, while foreign loans decreased from 45.1% to 41.8%.
Our domestic loan balance increased ¥3,118.1 billion, or 4.8%, between March 31, 2020 and September 30, 2020. This was mainly due to requests for financial support as a result of the expansion of the
COVID-19
pandemic negatively affecting the business and financial condition of borrowers, including those in the manufacturing and services categories in the above table.
Our foreign loan balance decreased ¥4,587.2 billion, or 8.6%, between March 31, 2020 and September 30, 2020. This decrease was primarily as a result of a shift in borrower preference to capital markets and changes in our risk-return profile management.

We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping to determine the allowance for credit losses. The Other segment consists primarily of Bank Danamon. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. Effective as of April 1, 2020, all of the domestic classes within the Commercial segment were combined into one Domestic class. Prior period domestic classes have been combined into one Domestic class to conform to the current presentation.
Credit quality indicator
The following table sets forth credit quality indicators of loans by class as of March 31, 2020 and September 30, 2020:

As of March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥49,695.9	¥1,186.1	¥220.2	¥51,102.2
Foreign (2)	34,719.1	636.5	128.1	35,483.7
Loans acquired with deteriorated credit quality	8.2	9.7	19.0	36.9

Total	¥84,423.2	¥1,832.3	¥367.3	¥86,622.8

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,256.8	¥61.7	¥13,318.5
Card	¥504.3	¥61.3	¥565.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,590.8	¥15.1	¥4,877.9	¥87.6	¥84.0	¥9,655.4

	Performing	Under- performing	Non- performing	Total (1)
	(in billions)
Krungsri	¥6,241.7	¥508.9	¥161.0	¥6,911.6

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥1,086.5	¥31.4	¥1,117.9

As of September 30, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥52,797.4	¥1,509.4	¥241.8	¥54,548.6
Foreign (2)	30,485.1	704.4	183.2	31,372.7

Total	¥83,282.5	¥2,213.8	¥425.0	¥85,921.3

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,022.4	¥70.3	¥13,092.7
Card	¥457.9	¥62.0	¥519.9

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥3,993.4	¥22.3	¥4,896.6	¥261.2	¥148.4	¥9,321.9

	Performing	Under- performing	Non- performing	Total (1)
	(in billions)
Krungsri	¥6,136.0	¥521.6	¥172.2	¥6,829.8

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥1,023.6	¥43.5	¥1,067.1

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(3)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.4 billion and nil as of March 31, 2020 and September 30, 2020, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.
We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public
information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are troubled debt restructurings (TDRs) or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment,
suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment as well as consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.
Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.
Effective April 1, 2020, the categories of credit quality indicators for the Krungsri segment were modified, with the new categories of Performing, Under-performing, and
Non-performing
replacing the previous categories of Normal, Special Mention, and Substandard, which was further divided into Substandard, Doubtful and Doubtful of Loss. Loans categorized as Under-performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans contractually past due 30 days or more. Loans categorized as
Non-performing
generally represent those. that are contractually past due 90 days or more. The above table showing the loans within the Krungsri segment by credit indicator category as of March 31, 2020 has been restated based on the new categories.
For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2020 and September 30, 2020 are based on information as of March 31, 2020 and September 30, 2020, respectively. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators as of March 31, 2020 and September 30, 2020 are generally based on information as of December 31, 2019 and June 30, 2020, respectively.
Allowance for credit losses
The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2019 and 2020:

Six months ended September 30, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥—	¥658.2
Provision for credit losses	28.4	0.1	14.4	17.9	25.0	16.3	102.1
Charge-offs	29.0	2.1	12.7	16.3	36.2	6.2	102.5
Recoveries collected	15.6	0.4	0.7	2.8	11.1	2.4	33.0

Net charge-offs	13.4	1.7	12.0	13.5	25.1	3.8	69.5
Other (1)	(3.4)	—	—	(1.6)	3.5	1.4	(0.1)

Balance at end of period	¥401.2	¥37.0	¥35.0	¥55.4	¥148.2	¥13.9	¥690.7

Six months ended September 30, 2020:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5
Effect of adopting new guidance on measurement of credit losses on financial instruments (2)	83.8	49.5	14.2	25.0	118.4	32.8	323.7
Provision for (reversal of) credit losses	37.2	(0.9)	8.8	89.8	47.5	27.4	209.8
Charge-offs	34.8	1.0	11.2	17.5	44.9	25.8	135.2
Recoveries collected	3.3	0.0	0.5	1.8	11.4	2.5	19.5

Net charge-offs	31.5	1.0	10.7	15.7	33.5	23.3	115.7
Other (1)	(4.0)	—	—	(1.7)	(10.8)	(2.3)	(18.8)

Balance at end of period	¥567.8	¥82.3	¥47.5	¥156.4	¥291.2	¥63.3	¥1,208.5

Notes:
(1)	Other is principally comprised of gains or losses from foreign exchange translation.
(2)	See Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more information.
We recorded ¥209.8 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥102.1 billion of provision for credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2020 was ¥1,208.5 billion, an increase of ¥399.0 billion from ¥809.5 billion as of March 31, 2020. The total allowance for credit losses represented 1.04% of the total loan balance as of September 30, 2020, compared to 0.68% as of March 31, 2020. Significant trends in our portfolio segments are discussed below.
We adopted the new guidance on measurement of credit losses on financial instruments on April 1, 2020. The new guidance replaces the incurred losses impairment methodology applied under the previous standard with a current expected credit loss model where adjustments are made to our allowance for credit losses based on management’s current estimate of expected credit losses on loans by considering a broader range of reasonable and supportable information, including macroeconomic variables such as GDP growth and unemployment rates, to estimate credit losses. Our adoption of this new guidance resulted in an increase of ¥408.1 billion in the total beginning balance of allowance for credit losses and the allowance for off-balance sheet credit instruments as of April 1, 2020. In addition, for the six months ended September 30, 2020, our adoption of the new guidance had the effect of increasing the allowance for credit losses for each of our loan portfolio segments, resulting in an increase of ¥323.7 billion in the total balance of allowance for credit losses. These increases mainly reflected management’s consideration of, among other information, the expected impact of the COVID-19 pandemic on our loan portfolio as well as the impact of extensions of measurement periods used in our loss-forecasting models under the new guidance. For more information on the new guidance, see Notes 1 and 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report. See also“—Business Environment—Recent Developments and Prospects.”
In the above table, the effect of adopting the new guidance on measurement of credit losses on financial instruments represents the effect of application of the new guidance to our loan portfolio as of April 1, 2020, and the provision for (reversal of) credit losses for the six months ended September 30, 2020 represents the amount of provision for, or reversal of, credit losses recorded under the new guidance for the same six-month period. The provision for credit losses for the six months ended September 30, 2019 represents the amount of provision for credit losses recorded under the prior guidance for the same six-month period.
Commercial segment
—We recorded ¥37.2 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥28.4 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses for the six months ended September 30, 2020 primarily reflected the deteriorated business and financial condition of some large borrowers in the foreign aircraft finance sector and the domestic and foreign retail services sectors. The ratio of loans classified as Close Watch to total loans increased to 2.58% as of September 30, 2020 from 2.12% as of March 31, 2020, and the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans increased to 0.49% as of September 30, 2020 from 0.42% as of March 31, 2020. The total allowance for credit losses for this segment represented 0.66% of the segment’s total loan balance as of September 30, 2020, compared to 0.56% as of March 31, 2020.
MUFG Americas Holdings segment
—We recorded ¥89.8 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥17.9 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the negative impact of the
COVID-19
pandemic, including macroeconomic variables in the United States such as GDP and unemployment rate forecast as of June 2020. In almost all business sectors, borrowers’ financial condition deteriorated, requiring additional provision for credit losses. The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased to 4.63% as of September 30, 2020 from 1.93% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 1.68% as of September 30, 2020 from 0.61% as of March 31, 2020.
Krungsri segment
—We recorded ¥47.5 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥25.0 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the negative impact of the
COVID-19
pandemic on the credit quality of borrowers of mortgage and automobile loans. The ratio of loans classified as Under-performing or below to total loans in the segment increased to 10.16% as of September 30, 2020 from 9.69% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 4.26% as of September 30, 2020 from 2.45% as of March 31, 2020.
Other segment
—We recorded ¥27.4 billion of provision for credit losses for the six months ended September 30, 2020, compared to ¥16.3 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the negative impact of the
COVID-19
pandemic on the credit quality of borrowers of small and
medium-sized
enterprise and automobile loans, which accounted for approximately four-fifths of the provision for credit losses in this segment. The ratio of loans classified as Nonaccrual to total loans in the segment increased to 4.07% as of September 30, 2020 from 2.81% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 5.94% as of September 30, 2020 from 2.57% as of March 31, 2020.
Allowance policy
On April 1, 2020, we adopted Accounting Standards Update
2016-13,
Measurement of Credit Losses on Financial Instruments. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The adoption of the guidance resulted in an increase in the beginning balance of the allowance for credit losses and the allowance for off-balance
sheet credit instruments of ¥408.1 billion and a decrease in retained earnings of ¥285.8 billion. For more information on this guidance, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUFG Americas Holdings segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Allowance for Credit Losses” in Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
We maintain an allowance for credit losses on
off-balance
sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Intervening event
We consolidate certain foreign subsidiaries based on financial information for the six months ended June 30 as this date and our fiscal year which ended on September 30 have been treated as coterminous. For the six months ended September 30, 2020, the effect of recording a provision for credit losses and a provision for off-balance
sheet credit instruments, including commitments to extend credit, guarantees and standby letters of credit, as an intervening event for the three-month period ended September 30, 2020 would have been approximately ¥40 billion and would have resulted in a decrease of ¥24 billion to net income attributable to Mitsubishi UFJ Financial Group. This intervening event occurring during the three-month period ended September 30, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of September 30, 2020, and therefore, the intervening event was not recognized for the six months ended September 30, 2020.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, Krungsri and Other segments, and six months or more with respect to loans within the Residential segment.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
The following table shows information about the nonaccrual status of loans by class as of March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions)
Commercial	¥440.0	¥541.7
Domestic	313.0	357.4
Foreign (1)	127.0	184.3
Residential	64.0	72.0
Card	61.2	62.0
MUFG Americas Holdings	35.8	63.8
Krungsri	149.7	172.2
Other	27.8	43.5

Total (2)	¥778.5	¥955.2

Notes:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(2)	The above table does not include loans held for sale of ¥0.3 billion and ¥6.8 billion as of March 31, 2020 and September 30, 2020, respectively, and loans acquired with deteriorated credit quality of ¥25.4 billion as of March 31, 2020.
Total nonaccrual loans increased ¥176.7 billion between March 31, 2020 and September 30, 2020. Significant trends in major segments are discussed below.
Commercial segment
—Nonaccrual loans in the segment increased ¥101.7 billion between March 31, 2020 and September 30, 2020. This increase mainly reflected the credit deterioration of some large borrowers in the domestic retail services and automobile sectors and the foreign aircraft finance and automobile sectors.
MUFG Americas Holdings segment
—Nonaccrual loans in the segment increased ¥28.0 billion between March 31, 2020 and September 30, 2020. This was mainly due to credit deterioration of some large borrowers in the real estate industry which were affected by weakened economic conditions resulting from the
COVID-19
pandemic.
Krungsri segment
—Nonaccrual loans in the segment increased ¥22.5 billion between March 31, 2020 and September 30, 2020. The increase mainly reflected the credit deterioration of mortgage loan borrowers that were affected by weakened economic conditions resulting from the
COVID-19
pandemic.
Other segment
—Nonaccrual loans in the segment increased ¥15.7 billion between March 31, 2020 and September 30, 2020. The increase mainly reflected the credit deterioration of small and medium-sized
enterprise and automobile loan borrowers that were affected by weakened economic conditions resulting from the
COVID-19
pandemic.

Past due analysis
Aging of past due loans by class as of March 31, 2020 and September 30, 2020 are shown below:

As of March 31, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial	¥19.2	¥50.5	¥69.7	¥86,516.2	¥86,585.9	¥4.9
Domestic	9.2	27.0	36.2	51,066.0	51,102.2	4.7
Foreign (2)	10.0	23.5	33.5	35,450.2	35,483.7	0.2
Residential	48.5	15.4	63.9	13,248.2	13,312.1	6.3
Card	14.7	30.0	44.7	518.0	562.7	—
MUFG Americas Holdings	31.1	14.4	45.5	9,603.3	9,648.8	2.1
Krungsri	160.2	129.2	289.4	6,616.1	6,905.5	—
Other	16.4	24.4	40.8	1,069.2	1,110.0	—

Total	¥290.1	¥263.9	¥554.0	¥117,571.0	¥118,125.0	¥13.3

As of September 30, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial	¥31.9	¥59.6	¥91.5	¥85,829.8	¥85,921.3	¥5.5
Domestic	15.8	23.7	39.5	54,509.1	54,548.6	5.2
Foreign (2)	16.1	35.9	52.0	31,320.7	31,372.7	0.3
Residential	45.9	33.1	79.0	13,013.7	13,092.7	13.0
Card	12.3	29.9	42.2	477.7	519.9	—
MUFG Americas Holdings	65.7	20.4	86.1	9,235.8	9,321.9	7.9
Krungsri	198.9	130.5	329.4	6,500.4	6,829.8	—
Other	26.3	38.9	65.2	1,001.9	1,067.1	—

Total	¥381.0	¥312.4	¥693.4	¥116,059.3	¥116,752.7	¥26.4

Notes:
(1)	As of March 31, 2020, total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees. As of September 30, 2020, total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
Troubled debt restructurings
TDRs on a post-modification outstanding recorded investment basis were ¥122.3 billion for the six months ended September 30, 2020, compared to ¥105.0 billion for the same period of the previous fiscal year. This increase primarily reflected deteriorating business performance of small and medium-sized
enterprises in Japan, which are included in the Domestic Commercial segment, and deteriorating financial condition of home loan borrowers in Japan, who are included in the Residential segment. For the six months ended September 30, 2020, extensions of stated loan maturity dates were the primary concession type in the Domestic Commercial and Residential segments. See Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more information.
Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale
debt securities. Our investment

in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated
funds exceeding our net loans. The percentage of our holding of available-for-sale
Japanese government bonds to the total investment securities increased to 61.8% as of September 30, 2020 from 53.6% as of March 31, 2020. We also hold Japanese government bonds that are classified as held-to-maturity
debt securities, which accounted for 2.0% of the total investment securities as of September 30, 2020.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2020 and September 30, 2020, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period.
During the six months ended September 30, 2020, we sold down ¥49.8 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of September 30, 2020, the balance of such securities valued under Japanese GAAP represented 12.1% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.
Investment securities increased ¥10,923.6 billion to ¥54,674.8 billion as of September 30, 2020 from ¥43,751.2 billion as of March 31, 2020, primarily due to an increase in our holding of short-term Japanese government bonds provided as collateral for the Bank of Japan’s funds-supplying operations.
The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale
debt securities and
held-to-maturity
debt securities as of March 31, 2020 and September 30, 2020:

	As of March 31, 2020			As of September 30, 2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥23,308.5	¥23,462.9	¥154.4	¥33,645.3	¥33,809.5	¥164.2
Japanese prefectural and municipal bonds	2,938.7	2,952.8	14.1	3,328.4	3,343.5	15.1
Foreign government and official institution bonds	2,936.1	3,037.5	101.4	2,706.8	2,827.6	120.8
Corporate bonds	1,261.6	1,272.8	11.2	1,209.8	1,221.3	11.5
Mortgage-backed securities	1,840.0	1,841.6	1.6	1,793.3	1,828.9	35.6
Asset-backed securities	1,461.1	1,469.5	8.4	1,262.0	1,264.7	2.7
Commercial paper	—	—	—	440.0	440.1	0.1
Other debt securities	161.8	163.1	1.3	275.2	277.0	1.8

Total available-for-sale debt securities	¥33,907.8	¥34,200.2	¥292.4	¥44,660.8	¥45,012.6	¥351.8

Held-to-maturity debt securities (1)	¥4,165.8	¥4,177.9	¥12.1	¥3,930.2	¥3,972.1	¥41.9

Note:
(1)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.
Net unrealized gains on
available-for-sale
debt securities increased ¥59.4 billion to ¥351.8 billion as of September 30, 2020 from ¥292.4 billion as of March 31, 2020. The increase was primarily attributable to a ¥34.0 billion increase in net unrealized gains on mortgage-backed securities due to lower market interest rates mainly caused by the global
COVID-19
pandemic and the ensuing recession.
The amortized cost of
available-for-sale
debt securities increased ¥10,753.0 billion to ¥44,660.8 billion as of September 30, 2020 from ¥33,907.8 billion as of March 31, 2020. This increase was mainly attributable to a ¥10,336.8 billion increase in Japanese national government and Japanese government agency bonds due to an increase in our holding of short-term Japanese government bonds provided as collateral for the Bank of Japan’s funds-supplying operations.
The amortized cost of
held-to-maturity
debt securities decreased ¥235.6 billion to ¥3,930.2 billion as of September 30, 2020 from ¥4,165.8 billion as of March 31, 2020. This was primarily attributable to decreases in residential mortgage-backed securities and asset-backed securities.
The following table shows balance sheet information relating to our equity securities as of March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions)
Equity securities:
Marketable equity securities	¥4,768.3	¥5,320.5
Nonmarketable equity securities:
Unlisted preferred securities (1)	350.0	154.2
Others (2)	226.9	211.5
Investment securities held by investment companies and brokers and dealers (3)	40.0	45.8

Total	¥5,385.2	¥5,732.0

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.
Equity securities increased ¥346.8 billion to ¥5,732.0 billion as of September 30, 2020 from ¥5,385.2 billion as of March 31, 2020. The increase was primarily attributable to the upward trend in the domestic stock market.
Nonmarketable equity securities, which are included in equity securities on our consolidated balance sheets, consist of investment securities other than available-for-sale debt securities, held-to-maturity debt securities and marketable equity securities. Nonmarketable equity securities were primarily carried at cost of ¥616.9 billion as of March 31, 2020 and ¥411.5 billion as of September 30, 2020, respectively, because their fair values were not readily determinable. The decrease was primarily attributable to the reclassification of certain securities at MUFG Bank.

Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥13,699.2 billion to ¥46,982.2 billion as of September 30, 2020 from ¥33,283.0 billion as of March 31, 2020. Interest-earning deposits in other banks increased ¥1,669.2 billion to ¥46,935.9 billion as of September 30, 2020 from ¥45,266.7 billion as of March 31, 2020. These increases were mainly because of an increase in the balance of our commercial banking subsidiaries’ deposits with other banks as part of such subsidiaries’ excess fund management measures.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥9,944.6 billion to ¥14,051.4 billion as of September 30, 2020 from ¥23,996.0 billion as of March 31, 2020. This decrease was mainly because of a relative decrease in short-term funding transactions following the rapid and significant increase in funding needs in the market shortly after the outbreak of the COVID-19 pandemic in the fourth quarter of the previous fiscal year.
Trading Account Assets
Trading account assets decreased ¥1,486.1 billion to ¥46,018.0 billion as of September 30, 2020 from ¥47,504.1 billion as of March 31, 2020. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥199.0 billion to ¥32,347.5 billion as of September 30, 2020 from ¥32,546.5 billion as of March 31, 2020. Trading derivative assets decreased ¥1,287.1 billion to ¥13,670.5 billion as of September 30, 2020 from ¥14,957.6 billion as of March 31, 2020. This decrease was mainly attributable to fluctuations in interest rates and foreign currency exchange rates in and outside of Japan, negatively affecting the fair values of our interest rate and foreign currency exchange derivatives.
Total Liabilities
As of September 30, 2020, total liabilities were ¥326,706.1 billion, an increase of ¥10,697.3 billion from ¥316,008.8 billion as of March 31, 2020. This was primarily due to an increase of ¥14,434.4 billion in total deposits and an increase of ¥7,781.1 billion in long-term debt, partially offset by a decrease of ¥5,401.7 billion in payables under repurchase agreements and a decrease of ¥4,133.4 billion in other short-term borrowings.
Deposits
Deposits are our primary source of funds. The total balance of deposits increased ¥14,434.4 billion to ¥218,388.9 billion as of September 30, 2020 from ¥203,954.5 billion as of March 31, 2020. The increase was due to increases in deposits in our domestic and overseas offices, principally interest-bearing deposits from domestic corporate clients. Deposits may fluctuate significantly from day to day depending upon our clients’ investment preferences and other conditions.
The total average balance of interest-bearing deposits increased ¥11,819.1 billion to ¥179,229.6 billion for the six months ended September 30, 2020 from ¥167,410.5 billion for the same period of the previous fiscal year. This increase was mainly attributable to domestic individual deposits and domestic corporate deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥5,401.7 billion to ¥26,448.2 billion as of September 30, 2020 from ¥31,849.9 billion as of March 31, 2020. This decrease was mainly because of a relative decrease in short-term funding transactions following the rapid and significant increase in funding needs in the market shortly after the outbreak of the COVID-19 pandemic in the fourth quarter of the previous fiscal year.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥4,133.4 billion to ¥11,922.1 billion as of September 30, 2020 from ¥16,055.5 billion as of March 31, 2020. This decrease was mainly due to our repayment of borrowings from the Bank of Japan, which were accumulated to meet the rapidly and significantly increasing funding needs in the market shortly after the outbreak of the COVID-19 pandemic in the fourth quarter of the previous fiscal year.
Long-term Debt
Long-term debt increased ¥7,781.1 billion to ¥35,707.9 billion as of September 30, 2020 from ¥27,926.8 billion as of March 31, 2020. This increase was mainly due to our borrowings from the Bank of Japan as part of the central bank’s funds-supplying operations. Primarily for the same reason, the average balance of long-term debt increased ¥537.8 billion to ¥28,065.0 billion for the six months ended September 30, 2020 from ¥27,527.2 billion for the same period of the previous fiscal year. See “Business Environment.”
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥213,742.2 billion for the six months ended September 30, 2020 from ¥197,677.1 billion for the six months ended September 30, 2019. These deposits provide us with a sizable source of stable and low-cost
funds. Our average deposits, combined with our average total equity of ¥15,784.5 billion, funded 68.1% of our average total assets of ¥337,142.0 billion during the six months ended September 30, 2020. Our deposits exceeded our loans before allowance for credit losses by ¥101,640.8 billion as of September 30, 2020, compared to ¥85,767.8 billion as of March 31, 2020. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated
funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of September 30, 2020 was ¥46,167.6 billion, and the average balance of short-term borrowings for the six months ended September 30, 2020 was ¥48,184.9 billion. The balance of our long-term debt as of September 30, 2020 was ¥35,707.9 billion, and the average balance of long-term debt for the six months ended September 30, 2020 was ¥28,065.0 billion. Our long-term debt increased during the six-months ended September 30, 2020 primarily due to our borrowings from the Bank of Japan as part of the central bank’s funds-supplying operations. Liquidity may also be provided by the sale of financial assets, including available-for-sale
debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
We manage liquidity separately at certain of our domestic and foreign banking and non-bank
subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of September 30, 2020, we held ¥33,809.5 billion of Japanese government bonds and government agency bonds as available-for-sale
debt securities. We also regard deposits

with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.
In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by
one-notch
from A (negative) to
A-
(stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “positive” to “stable.” Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch subsequently changed the outlook for the same companies from “negative” back to “stable” in September 2020. Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors— Funding Liquidity Risk —A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in the calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” and “—B. Liquidity and Capital Resources—Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
Total Equity
The following table presents a summary of our total equity as of March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,533.5	5,528.7
Retained earnings	8,319.1	8,649.7
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	8,079.5	8,410.1
Accumulated other comprehensive losses, net of taxes	(420.4)	(544.1)
Treasury stock, at cost	(506.0)	(503.4)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,016.5	¥15,221.2
Noncontrolling interests	728.0	603.4

Total equity	¥15,744.5	¥15,824.6

Ratio of total equity to total assets	4.75%	4.62%
Mitsubishi UFJ Financial Group shareholders’ equity as of September 30, 2020 was ¥15,221.2 billion, an increase of ¥204.7 billion from ¥15,016.5 billion as of March 31, 2020.
Retained earnings increased ¥330.6 billion to ¥8,649.7 billion as of September 30, 2020, from ¥8,319.1 billion as of March 31, 2020, primarily reflecting the net income of our banking subsidiaries for the six months ended September 30, 2020. In December 2020, we paid a semi-annual interim dividend of ¥12.5 per share of common stock for the six months ended September 30, 2020. We currently plan to pay a year-end
dividend of ¥12.5 per share of common stock for the six months ending March 31, 2021.
As a result of our adoption on April 1, 2020 of Accounting Standards Update
2016-13,
Measurement of Credit Losses on Financial Instruments, our retained earnings decreased ¥285.8 billion as of the opening balance sheet date. For more information on this guidance, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Accumulated other comprehensive losses, net of taxes, as of September 30, 2020 were ¥544.1 billion, compared to ¥420.4 billion as of March 31, 2020. This change mainly reflected ¥184.3 billion of negative net change in the balance of foreign currency translation adjustments.
Total equity increased ¥80.1 billion to ¥15,824.6 billion as of September 30, 2020 from ¥15,744.5 billion as of March 31, 2020. The ratio of total equity to total assets decreased 0.13 percentage points to 4.62% as of September 30, 2020 from 4.75% as of March 31, 2020.
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated
financial statements prepared under Japanese GAAP.
As of September 30, 2020, we were required to maintain a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a nil countercyclical buffer in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2020,

a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7 percentage points.
For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020. For information on the issuances of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel
III-Compliant
Domestic Subordinated Bonds.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2020, we were required to maintain a minimum leverage ratio of 3.00%. A
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge is expected to be applied to us in 2023. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of Senior Debt Securities for TLAC Purposes.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios, leverage ratio and external TLAC ratios in accordance with Basel III as of March 31, 2020 and September 30, 2020. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2020.

	March 31, 2020	Minimum capital ratios required (1)	September 30, 2020	Minimum capital ratios required (1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,708.3		¥14,188.1
Additional Tier 1	1,914.9		1,809.8
Tier 1 capital	15,623.3		15,998.0
Tier 2 capital	2,656.2		2,766.3
Total capital	¥18,279.5		¥18,764.4
Risk-weighted assets	¥115,135.6		¥113,312.5
Capital ratios:
Common Equity Tier 1 capital	11.90%	8.51%	12.52%	8.50%
Tier 1 capital	13.56	10.01	14.11	10.00
Total capital	15.87	12.01	16.55	12.00
Leverage ratio (2)	4.42	3.00	5.58	3.00
External TLAC ratios
Risk-weighted assets basis (3)	18.62	16.00	19.50	16.00
Leverage exposure basis (2)	7.38	6.00	9.29	6.00

Notes:
(1)	The minimum capital ratios required as of March 31, 2020 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%. The minimum capital ratios required as of September 30, 2020 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.00%.
(2)	Deposits with the Bank of Japan are excluded from the leverage exposure as of September 30, 2020, based on notification issued by the FSA.
(3)	The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2020 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of September 30, 2020 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a nil countercyclical buffer.
Management believes that, as of September 30, 2020, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2020 was higher compared to the ratio as of March 31, 2020 due to increases in retained earnings and other comprehensive income in addition to a decrease in risk-weighted assets. The decrease in risk-weighted assets mainly reflected smaller floor adjustments, which were adjustments made in accordance with prescribed formulae for the differences in exposures calculated under Basel I and Basel III, more than offsetting the impact of higher credit and market risk-weighted assets caused by the higher loan balance and the higher stock value.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2020 and September 30, 2020. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated
financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2020.

	As of March 31, 2020	As of September 30, 2020	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	10.70%	11.13%	4.50%
Tier 1 capital ratio	12.29	12.66	6.00
Total capital ratio	14.43	15.00	8.00
Leverage ratio (1)	4.21	5.22	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.46	19.86	4.50
Tier 1 capital ratio	21.90	22.10	6.00
Total capital ratio	25.46	25.30	8.00
Leverage ratio (1)	4.51	7.52	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	10.67	11.15	4.50
Tier 1 capital ratio	12.52	12.90	6.00
Total capital ratio	14.76	15.22	8.00
Leverage ratio (1)	4.02	5.20	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	20.11	20.05	4.50
Tier 1 capital ratio	22.27	22.04	6.00
Total capital ratio	25.42	24.87	8.00
Leverage ratio (1)	5.87	9.03	3.00

Note:
(1)	Deposits with the Bank of Japan are excluded from the leverage exposure as of September 30, 2020, based on notification issued by the FSA.
Management believes that, as of September 30, 2020, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The following table presents the LCRs in accordance with Basel III as adopted by the FSA for the periods indicated for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum LCR required under Basel III as adopted by the FSA is 100% during the calendar year 2020.

	Three months ended
	March 31, 2020 (1)	June 30, 2020 (2)	September 30, 2020 (3)
MUFG (consolidated)	154.6%	151.0%	160.8%
MUFG Bank (consolidated)	165.9	160.0	172.2
MUFG Bank (stand-alone)	179.2	170.8	184.5
Mitsubishi UFJ Trust and Banking (consolidated)	114.1	113.7	118.9
Mitsubishi UFJ Trust and Banking (stand-alone)	130.0	127.6	137.2

Notes:
(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2020 and March 31 2020 divided by the average amount of net cash outflows for the same fifty-eight business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2020 and June 30, 2020 divided by the average amount of net cash outflows for the same sixty-one
business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2020 and September 30, 2020 divided by the average amount of net cash outflows for the same sixty-one
business days.
See “Sources of Funding and Liquidity.”
Capital Requirements for Banking Institutions in the United States
In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on
Form 20-F
for the fiscal year ended March 31, 2020. See also Note 21 to our consolidated financial statements included in our Annual Report on Form
20-F
for the fiscal year ended March 31, 2020.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2019 and June 30, 2020:

	As of December 31, 2019	Minimum capital ratios required as of December 31, 2019 (1)	As of June 30, 2020	Minimum capital ratios required as of June 30, 2020 (1)	Ratio OCC requires to be “well capitalized” as of June 2020
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	14.10%	8.50%	14.48%	8.50%	—
Tier I capital (to quarterly average assets) (2)	8.88	4.00	8.94	4.00	—
Total capital (to risk-weighted assets)	14.73	10.50	15.65	10.50	—
Common Equity Tier I Capital (to risk-weighted assets)	14.10	7.00	14.48	7.00	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	14.47%	8.50%	14.68%	8.50%	8.00%
Tier I capital (to quarterly average assets) (2)	10.65	4.00	10.15	4.00	5.00
Total capital (to risk-weighted assets)	15.11	10.50	15.91	10.50	10.00
Common Equity Tier I Capital (to risk-weighted assets)	14.47	7.00	14.68	7.00	6.50

Notes:
(1)	The minimum capital requirement includes a capital conservation buffer of 2.500%.
(2)	Excludes certain deductions.
Management believes that, as of June 30, 2020, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2019 and June 30, 2020, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total, Tier I and Common Equity Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.
Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2020, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥ 478.8 billion on a stand-alone basis represented 312.6% of the total amounts equivalent to market, counterparty credit and operational risks. Capital ratio information of Mitsubishi UFJ Morgan Stanley Securities on a consolidated basis as of September 30, 2020 is no longer disclosed following its merger with Mitsubishi UFJ Morgan Stanley PB Securities, which was the only consolidated subsidiary of Mitsubishi UFJ Morgan Stanley Securities, in August 2020. As of March 31, 2020, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥440.5 billion on a stand-alone basis represented 313.0% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥465.3 billion on a consolidated basis represented 316.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
Off-Balance
Sheet Arrangements
In the normal course of business, we engage in several types of off-balance
sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance
sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.
Some of our
off-balance
sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated
VIEs.
Market Risk
To measure market risks, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities.
    Based on the nature of our trading business, certain parameters used in our VaR measurement model for trading activities have been updated since April 1, 2020 (from a 10 business day holding period, 99% confidence interval, and 701 business day observation period to a one business day holding period, 95% confidence interval, and 250 business day observation period).

The VaR for our total trading activities in the six months ended September 30, 2020 is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2020 was ¥1.00 billion, a ¥0.31 billion decrease compared to March 31, 2020 primarily due to a larger diversification effect resulting from changes in the composition of our portfolio. Our average daily VaR for the six months ended September 30, 2020 was ¥1.66 billion.

	VaR for Trading Activities (April 1, 2020—September 30, 2020)
Risk category	Average	Maximum (1)	Minimum (1)	September 30, 2020	March 31, 2020 (2)
	(in billions)
MUFG	¥1.66	¥2.71	¥1.00	¥1.00	¥1.31
Interest rate	1.50	2.67	0.96	1.21	1.27
Yen	1.08	1.96	0.56	1.04	0.95
U.S. Dollars	0.74	1.19	0.47	0.55	0.58
Foreign exchange	0.76	1.02	0.59	0.83	0.66
Equities	0.55	1.00	0.19	0.34	0.43
Commodities	0.00	0.00	0.00	0.00	0.00
Less diversification effect	(1.15)	—	—	(1.38)	(1.05)

Notes:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The VaR amounts as of March 31, 2020 have been restated based on the measurement parameters updated as of April 1, 2020 (holding period, 1 business day; confidence interval, 95%; and observation period, 250 business day).
The average daily VaR by quarter in the six months ended September 30, 2020 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2020	¥1.61
July–September 2020	1.70
Quantitative market risks fluctuated throughout the six months ended September 30, 2020, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2020, with positive trading-related revenue recorded for 124 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 58 days of positive revenue and one day of negative revenue exceeding ¥1 billion.
VaR for
Non-Trading
Activities.
    The aggregate VaR for our total
non-trading
activities as of September 30, 2020, excluding market risks related to our strategic equity portfolio and measured using an
HS-VaR
model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), was ¥510.6 billion, a ¥162.1 billion decrease from March 31, 2020. In the six months ended September 30, 2020, risk related to interest rates decreased ¥205.4 billion, and risk related to equities excluding our strategic equity portfolio increased ¥64.0 billion.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020.
Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 65% of our total non-trading
activity market risks, which consist of interest rate risk, equities risk excluding our strategic equity portfolio, and foreign exchange rate risk. In the six months ended September 30, 2020, the average daily interest rate VaR totaled ¥444.8 billion, with the highest recorded VaR being ¥577.0 billion and the lowest being ¥387.8 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2020 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2020	¥471.44
July–September 2020	418.62
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2020 against that as of March 31, 2020, there was an eight percentage point increase in the Japanese yen from 29% to 37%, a six percentage point decrease in the euro from 13% to 7%, and a two percentage point decrease in the U.S. dollar from 58% to 56%.
Backtesting.
    We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement models for our trading activities and non-trading activities relating to foreign exchange and commodities. In the 250 trading days ended September 30, 2020, hypothetical losses exceeded the VaR amount four times. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.
Stress Testing.
    Actual losses may exceed the value at risk obtained by the application of an
HS-VaR
model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the
HS-VaR
model and measure potential losses that the model is not designed to capture, we conduct stress testing as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading activities relating to foreign exchange and commodities on an aggregate basis based on a one-year
observation period with the highest VaR at least in the immediately preceding ten years.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2020	September 30, 2020
ASSETS
Cash and due from banks	¥33,283,032	¥46,982,224
Interest-earning deposits in other banks	45,266,680	46,935,862

Cash, due from banks and interest-earning deposits in other banks	78,549,712	93,918,086

Call loans, funds sold, and receivables under resale agreements	25,164,476	15,100,098
Receivables under securities borrowing transactions	3,443,959	3,199,178
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,709,467 and ¥5,026,025 at March 31, 2020 and September 30, 2020) (including ¥20,964,024 and ¥19,736,120 at March 31, 2020 and September 30, 2020 measured at fair value under fair value option)	47,504,058	46,018,006
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,490,360 and ¥4,627,672 at March 31, 2020 and September 30, 2020)	34,200,203	45,012,551
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥56,411 and ¥105,033 at March 31, 2020 and September 30, 2020) (fair value of ¥4,177,894 and ¥3,972,055 at March 31, 2020 and September 30, 2020)	4,165,781	3,930,246
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥616 and ¥12,187 at March 31, 2020 and September 30, 2020) (including ¥4,850,376 and ¥5,408,055 at March 31, 2020 and September 30, 2020 measured at fair value)	5,385,258	5,732,045

Total investment securities	43,751,242	54,674,842

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥648,437 and ¥448,311 at March 31, 2020 and September 30, 2020)	118,186,739	116,748,119
Allowance for credit losses (1)	(809,540)	(1,208,535)

Net loans	117,377,199	115,539,584

Premises and equipment—net	929,529	893,845
Customers’ acceptance liability	167,257	181,627
Intangible assets—net	1,239,526	1,199,240
Goodwill	517,626	405,009
Other assets (net of allowance for credit losses of ¥14,465 at September 30, 2020)	13,108,699	11,401,172

Total assets	¥331,753,283	¥342,530,687

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥846	¥1,138
Interest-earning deposits in other banks	30,047	29,356
Trading account assets	695,069	847,065
Investment securities	1,804,459	1,573,137
Loans	16,072,595	15,356,723
All other assets	244,645	206,189

Total assets of consolidated VIEs	¥18,847,661	¥18,013,608

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2020	September 30, 2020
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥28,091,421	¥29,644,830
Interest-bearing	126,485,629	136,010,950
Overseas offices, principally interest-bearing	49,377,478	52,733,091

Total deposits	203,954,528	218,388,871

Call money, funds purchased, and payables under repurchase agreements	35,518,837	30,245,540
Payables under securities lending transactions	1,016,874	841,747
Due to trust account and other short-term borrowings (including ¥377,133 and ¥164,058 at March 31, 2020 and September 30, 2020 measured at fair value under fair value option)	19,433,229	15,080,398
Trading account liabilities	14,767,433	12,846,748
Bank acceptances outstanding	167,257	181,627
Long-term debt (including ¥304,067 and ¥393,710 at March 31, 2020 and September 30, 2020 measured at fair value under fair value option)	27,926,763	35,707,900
Other liabilities	13,223,846	13,413,317

Total liabilities	316,008,767	326,706,148

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 13,581,995,120 shares and 13,581,995,120 shares at March 31, 2020 and September 30, 2020, with no stated value	2,090,270	2,090,270
Capital surplus	5,533,520	5,528,701
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,079,530	8,410,074
Accumulated other comprehensive income, net of taxes	(420,417)	(544,100)
Treasury stock, at cost—741,772,308 common shares and 737,756,963 common shares at March 31, 2020 and September 30, 2020	(505,987)	(503,361)

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,016,487	15,221,155
Noncontrolling interests	728,029	603,384

Total equity	15,744,516	15,824,539

Total liabilities and equity	¥331,753,283	¥342,530,687

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥30,831	¥30,497
Long-term debt	465,352	380,941
All other liabilities	101,969	58,793

Total liabilities of consolidated VIEs	¥598,152	¥470,231

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2019	2020
Interest income:
Loans, including fees	¥1,322,361	¥1,034,727
Deposits in other banks	95,288	30,422
Investment securities	223,367	160,273
Trading account assets	251,891	196,858
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	127,604	64,603

Total	2,020,511	1,486,883

Interest expense:
Deposits	439,708	197,457
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	187,285	75,468
Due to trust account, other short-term borrowings and trading account liabilities	89,447	44,649
Long-term debt	166,318	138,892

Total	882,758	456,466

Net interest income	1,137,753	1,030,417
Provision for credit losses	102,121	209,806

Net interest income after provision for credit losses	1,035,632	820,611

Non-interest income:
Fees and commissions income	698,463	699,772
Foreign exchange gains (losses)—net	(108,687)	69,433
Trading account profits—net	547,299	244,303
Investment securities gains—net	11,654	683,661
Equity in earnings of equity method investees—net	165,487	140,420
Gain on remeasurement of previously held equity method investment	41,218	—
Other non-interest income	73,729	19,658

Total	1,429,163	1,857,247

Non-interest expense:
Salaries and employee benefits	591,594	607,166
Occupancy expenses—net	87,768	89,628
Fees and commissions expenses	160,619	148,250
Outsourcing expenses, including data processing	147,839	146,721
Depreciation of premises and equipment	62,395	43,807
Amortization of intangible assets	114,748	123,181
Insurance premiums, including deposit insurance	48,220	42,825
Communications	29,582	30,182
Taxes and public charges	46,766	52,599
Impairment of goodwill	241,356	106,479
Reversal of off-balance sheet credit instruments	(63,342)	(36,551)
Other non-interest expenses	158,758	177,457

Total	1,626,303	1,531,744

Income before income tax expense	838,492	1,146,114
Income tax expense	221,171	366,109

Net income before attribution of noncontrolling interests	617,321	780,005
Net income attributable to noncontrolling interests	779	3,105

Net income attributable to Mitsubishi UFJ Financial Group	¥616,542	¥776,900

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2019	2020
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥616,542	¥776,900
Effect of dilutive instruments:
Restricted stock units and performance stock units (2)	(1,460)	(1,891)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥615,082	¥775,009

	Six months ended September 30,
(in thousands)	2019	2020
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	12,938,860	12,856,192
Effect of dilutive instruments:
Stock acquisition rights (2)	167	—

Weighted average common shares for diluted computation	12,939,027	12,856,192

	Six months ended September 30,
(in Yen)	2019	2020
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥47.65	¥60.43
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (2)	47.54	60.28
Cash dividend per common share	11.00	12.50

Note
s
:
(1)
New guidance on measurement of credit losses on financial instruments requires the
allowance for credit losses to be measured
using the
current expected credit losses model from April 1, 2020. For additional information, refer to Note 1.

(2)
For the six months ended September 30, 2019 and 2020, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2019	2020
Net income before attribution of noncontrolling interests	¥617,321	¥780,005
Other comprehensive income (loss), net of tax:
Net unrealized gains on investment securities	91,456	60,183
Net debt valuation adjustments	850	(59,324)
Net unrealized gains on derivatives qualifying for cash flow hedges	9,130	38,006
Defined benefit plans	(8,373)	27,768
Foreign currency translation adjustments	(200,618)	(194,642)

Total	(107,555)	(128,009)

Comprehensive income	509,766	651,996
Net income attributable to noncontrolling interests	779	3,105
Other comprehensive income (loss) attributable to noncontrolling interests	12,317	(4,292)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥496,670	¥653,183

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2019	2020
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270

Balance at end of period	¥2,090,270	¥2,090,270

Capital surplus:
Balance at beginning of period	¥5,577,186	¥5,533,520
Stock-based compensation	(2,485)	(2,363)
Other—net	6,094	(2,456)

Balance at end of period	¥5,580,795	¥5,528,701

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥8,094,026	¥8,079,530
Net income attributable to Mitsubishi UFJ Financial Group	616,542	776,900
Cash dividends:
Common stock—¥11.00 per share and ¥12.50 per share in 2019 and 2020	(142,150)	(160,518)
Effect of adopting new guidance on leases	(14,883)	—
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	(285,838)

Balance at end of period	¥8,553,535	¥8,410,074

Accumulated other comprehensive income(loss), net of taxes:
Balance at beginning of period	¥(284,269)	¥(420,417)
Net change during the period	(119,872)	(123,717)
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	34

Balance at end of period	¥(404,141)	¥(544,100)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2019	2020
Treasury stock, at cost:
Balance at beginning of period	¥(517,236)	¥(505,987)
Purchases of shares of treasury stock	(21)	(6)
Sales of shares of treasury stock	2,449	2,600
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	43	32

Balance at end of period	¥(514,765)	¥(503,361)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,545,265	¥15,221,155

Noncontrolling interests:
Balance at beginning of period	¥785,200	¥728,029
Initial subscriptions of noncontrolling interests	84,095	426
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	115,025	(62,515)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(1,880)	(29,430)
Net income attributable to noncontrolling interests	779	3,105
Dividends paid to noncontrolling interests	(7,469)	(6,517)
Other comprehensive income (loss), net of taxes	12,317	(4,292)
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	(25,330)
Other—net	(3,293)	(92)

Balance at end of period	¥984,774	¥603,384

Total equity	¥16,530,039	¥15,824,539

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2019	2020
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥617,321	¥780,005
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	177,143	166,988
Impairment of goodwill	241,356	106,479
Provision for credit losses	102,121	209,806
Investment securities gains—net	(11,654)	(683,661)
Foreign exchange (gains) losses—net	296,321	(21,699)
Equity in earnings of equity method investees—net	(165,487)	(140,420)
Provision for deferred income tax expense	117,448	198,187
Increase in trading account assets, excluding foreign exchange contracts	(3,826,916)	(7,144)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	2,235,832	(112,089)
Net decrease (increase) in collateral for derivative transactions	(16,491)	261,245
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	(54,018)	(31,041)
Other—net	(382,098)	372,004

Net cash provided by ( used in ) operating activities	(669,122)	1,098,660

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale debt securities (including proceeds from sales of debt securities under the fair value option)	41,728,624	43,946,970
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(39,378,784)	(53,776,659)
Proceeds from maturities of Held-to-maturity debt securities	326,466	184,335
Purchases of Held-to-maturity debt securities	(192,438)	—
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,442,025	748,314
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,627,850)	(654,810)
Acquisition of Bank Danamon, a subsidiary of BK, net of cash acquired	(243,597)	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB, net of cash acquired	(249,354)	—
Net decrease in loans	789,756	431,010
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(5,542,176)	9,730,114
Capital expenditures for premises and equipment	(47,119)	(51,085)
Purchases of intangible assets	(157,965)	(122,369)
Proceeds from sales of consolidated VIEs and subsidiaries—net	29,057	(7,802)
Other—net	91,756	31,213

Net cash provided by (used in) investing activities	(3,031,599)	459,231

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2019	2020
Cash flows from financing activities:
Net increase in deposits	17,803	14,781,816
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,958,302	(4,592,482)
Net increase (decrease) in due to trust account and other short-term borrowings	1,060,876	(4,003,713)
Proceeds from issuance of long-term debt	2,194,947	14,924,032
Repayments of long-term debt	(2,425,134)	(6,713,103)
Proceeds from sales of treasury stock	1,061	905
Dividends paid	(142,143)	(160,475)
Payments for acquisition of treasury stock	(21)	(6)
Other—net	205,134	(266,385)

Net cash provided by financing activities	2,870,825	13,970,589

Effect of exchange rate changes on cash and cash equivalents	(410,876)	(162,497)

Net increase (decrease) in cash and cash equivalents	(1,240,772)	15,365,983

Cash and cash equivalents at beginning of period	74,577,068	78,555,591
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	73,328,173	93,918,086
Restricted cash included in other assets	8,123	3,488

Cash and cash equivalents at end of period	¥73,336,296	¥93,921,574

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥893,453	¥518,169
Income taxes, net of refunds	(17,473)	2,749
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	9,981	1,380
Assets acquired under operating lease arrangements	19,490	18,170
Acquisition of Bank Danamon, a subsidiary of BK (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	1,811,160	—
Fair value of liabilities assumed	1,242,115	—
Fair value of noncontrolling interests	51,314	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	336,030	—
Fair value of liabilities assumed	71,716	—
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd., “MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note
17
 for more information by business segment.
Basis of Financial Statements
The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31,
2020
. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Accounting Changes
Disclosure Framework
—
Changes to the Disclosure Requirements for Fair Value Measurement
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements. In addition, the guidance modifies disclosure requirements for investments in certain entities that calculate net asset value and modifies disclosure requirements related to measurement uncertainty. Lastly, the guidance adds disclosure requirements for changes in unrealized gains and losses for the period that are included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the guidance adds disclosure requirements related to the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group early adopted removal disclosure requirements as of March 31, 2019
, and then
adopted other requirements of this guidance on April 1, 2020. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations.
Measurement of Credit Losses on Financial Instruments
—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale
debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.
In April 2019 and November 2019, the FASB issued additional guidance to improve certain aspects of this guidance. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The MUFG Group adopted the guidance on April 1, 2020. Upon adoption, the MUFG Group resulted in an increase in the beginning balance of the allowance for credit losses and the allowance for off-balance
sheet credit instruments of ¥408.1 billion and a decrease in retained earnings of ¥285.8 billion.
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
—In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use
software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, apply the existing impairment guidance on internal-use
software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related
items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group adopted this guidance on April 1, 2020, and there was no material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Recently Issued Accounting Pronouncements
Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated other comprehensive income (loss) (“Accumulated OCI”) expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its disclosures.
2.    BUSINESS DEVELOPMENTS
Acquisition of shares in Bank Danamon in Indonesia
On December 26, 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”) to acquire their 73.8% equity interests in an Indonesian bank, PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals.
Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, small and medium enterprise (“SME”) and corporate customers, with a network of around 900 offices in Indonesia.
MUFG Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies seeking to expand into the region. This investment is also expected to strategically allow MUFG Bank to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.
This strategic investment by MUFG Bank was executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction resulted in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.
In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70
(1)
) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion
(1)
). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of St
e
p 1. MUFG Bank classified Danamon’s equity securities as
Available-for-sale
securities on the acquisition date.
In Step 2, MUFG Bank acquired an additional 20.1% equity interest in Danamon from the Sellers on August 3, 2018, based on a price of IDR 8,921 (approximately ¥69
(2)
) per share, for an investment amount of IDR 17,187 billion (approximately ¥132.3 billion
(2)
). The price was based on a price book-value ratio of 2.0

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

calculated on the basis of Danamon’s net assets as of June 30, 2018 with certain adjustments applied. As a result, equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting for its investment in Danamon during the six months ended September 30, 2018.
In Step 3, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders on April 29, 2019, based on a price of IDR 9,590 (approximately ¥77
(3)
) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion) in cash. As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. The MUFG Group recorded goodwill of ¥254,271 million, none of which is deductible for income tax purposes and intangible assets of ¥146,899 million. The MUFG Group also recorded noncontrolling interests of ¥51,314 million at fair value determined by a quoted market price as of the acquisition date. The equity interest in Danamon held by MUFG Bank immediately before the acquisition date was remeasured to the fair value of ¥271,830 million based on the quoted market price, resulting in recognition of profits of ¥41,218 million which is included in Gain on remeasurement of previously held equity method investment in the accompanying condensed consolidated statements of income for the six months ended September 30, 2019. In addition, MUFG Bank acquired an additional 92.1% equity interest in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33
(3)
) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.
On May 1, 2019, MUFG Bank merged
BNP
into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

Notes:	(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084
	(2)	Calculated based on the exchange rate of IDR1 = ¥0.0077
	(3)	Calculated based on the exchange rate of IDR1 = ¥0.0080
See Note 2 to the consolidated financial stat
e
ments for the fiscal year ended March 31, 2020 for further information about the acquisition of Danamon.
Acquisition of Colonial First State Global Asset Management
On August 2, 2019, Mitsubishi UFJ Trust and Banking acquired 100% of the shares in each of the
nine subsidiaries of Colonial First State Group Limited, for ¥312,225 million in cash
,
from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary, Colonial First State Group Limited, and thereby recorded goodwill of ¥177,065 million, none of which is deductible for income tax purposes and intangible assets of ¥105,973 million with weighted average amortization period of 18.7 years primarily include ¥100,862 million of customer relationships with weighted average amortization period of 18.0 years. These nine subsidiaries collectively, including their subsidiaries, had represented the global asset management business of Colonial First State Global Asset Management, and were renamed First Sentier Investors (“FSI”) on September 16, 2019. There were no revenues or expenses since the acquisition date for the six months ended September 30, 2019.
The MUFG Group is seeking the opportunities to enhance its competitive edge as well as expanding its client base globally in asset management business. The acquisition of FSI is a milestone to strengthen its capability and that is the reason such goodwill was paid which is allocated to the segment of Asset Management & Investor Services Business Group. The MUFG Group will continue to respond to customer expectations by leveraging the advantages and brands of FSI as well as the MUFG Group’s original asset management arms, aiming to become an asset management service provider with a global presence.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

See Note 2 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information about the acquisition of FSI.
Acquisition of DVB Bank SE’s Aviation Finance Division
On March 1, 2019, MUFG Bank and BOT Lease Co., Ltd. (“BOT Lease”), entered into an agreement with DVB Bank SE (“DVB”) to transfer DVB’s aviation finance division, including aviation finance-related businesses, to MUFG Bank and BOT Lease.
The purpose of the transaction is to improve the MUFG Group’s ability to offer bespoke solutions to its clients by enhancing its global corporate investment banking business platform in terms of higher returns, diversifying its portfolio, broadening its customer base, and securing experienced professionals.
On November 18, 2019, MUFG Bank acquired DVB’s most of aviation finance client lending portfolio, employees, and other part of the operation infrastructure for ¥555 billion in cash. MUFG Bank recorded goodwill of ¥32,591 million.
During the six months ended September 30, 2020, the purchase price adjustments were made, which increased goodwill by ¥519 million.
See Note 20 Subsequent events for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2020 and September 30, 2020:

At March 31, 2020:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,308,538	¥185,302	¥30,961		¥23,462,879
Japanese prefectural and municipal bonds	2,938,743	16,279	2,202		2,952,820
Foreign government and official institution bonds	2,936,110	107,406	6,028		3,037,488
Corporate bonds	1,261,586	12,445	1,205		1,272,826
Residential mortgage-backed securities	1,460,641	3,083	4,331		1,459,393
Commercial mortgage-backed securities	379,234	6,110	3,089		382,255
Asset-backed securities	1,461,083	9,516	1,123		1,469,476
Other debt securities (1)	161,832	3,190	1,956		163,066

Total	¥33,907,767	¥343,331	¥50,895		¥34,200,203

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,574	¥29,856	¥—		¥1,130,430
Foreign government and official institution bonds	151,555	243	689		151,109
Residential mortgage-backed securities	737,242	10,478	3,012	(2)	744,708
Commercial mortgage-backed securities	146,039	2,993	317	(2)	148,715
Asset-backed securities	2,030,371	277	27,716		2,002,932

Total	¥4,165,781	¥43,847	¥31,734		¥4,177,894

Notes:	(1)	Other debt securities in the table above mainly include ¥86,734 million of private placement debt conduit bonds.
(2)	MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥8,215 million and ¥3,178 million, respectively, at March 31, 2020 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2020:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥33,645,301	¥180,810	¥16,643		¥33,809,468
Japanese prefectural and municipal bonds	3,328,438	16,585	1,517		3,343,506
Foreign government and official institution bonds	2,706,767	123,091	2,281		2,827,577
Corporate bonds	1,209,772	12,236	721		1,221,287
Residential mortgage-backed securities	1,375,478	11,216	1,100		1,385,594
Commercial mortgage-backed securities	417,732	26,960	1,391		443,301
Asset-backed securities	1,262,027	7,218	4,503		1,264,742
Other debt securities	275,245	3,099	1,326		277,018
Commercial paper	440,010	48	—		440,058

Total	¥44,660,770	¥381,263	¥29,482		¥45,012,551

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,508	¥26,632	¥—		¥1,127,140
Foreign government and official institution bonds	133,970	2,043	—		136,013
Residential mortgage-backed securities	605,042	25,670	—	(1)	630,712
Commercial mortgage-backed securities	134,202	6,108	15	(1)	140,295
Asset-backed securities	1,956,524	154	18,783		1,937,895

Total	¥3,930,246	¥60,607	¥18,798		¥3,972,055

Note:	(1)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥6,843 million and ¥2,593 million, respectively, at September 30, 2020 and are not included in the table above.

F-
17

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Contractual Maturities
The amortized cost and fair values of
Held-to-maturity
debt securities and the fair values of
Available-for-sale
debt securities at September 30, 2020 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥18,595	¥18,649	¥20,830,504
Due from one year to five years	1,191,186	1,221,061	11,185,978
Due from five years to ten years	610,998	614,175	6,838,352
Due after ten years	2,109,467	2,118,170	6,157,717

Total	¥3,930,246	¥3,972,055	¥45,012,551

Realized Gains and Losses
For the six months ended September 30, 2019 and 2020, gross realized gains on sales of
Available-for-sale
debt securities were ¥61,039 million and ¥23,566 million, respectively, and gross realized losses on sales of
Available-for-sale
debt securities were ¥15,800
 million and ¥
22,621 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September
30
,
2019
, losses resulting from
the
impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥661 million, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. These losses were recorded from
Available-for-sale
debt securities which mainly comprised of corporate bonds for the six months ended September 30, 2019.
For the six months ended September
30
,
2020, as a result of the adoption of new guidance on measurement of credit losses on financial instruments, an allowance for credit losses on
Available-for-sale
debt securities is required for impaired securities if a credit loss exists, and an allowance for credit losses on
Held-to-maturity
debt securities is required for expected credit losses over the remaining expected life.
Available-for-sale
debt securities are considered to be impaired if the fair value is less than the amortized cost basis. An impairment loss is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an impairment loss is recognized in earnings by recording an allowance for credit losses, limited by the amount of impairment loss. However
,
the noncredit component of an impairment loss is recognized in Accumulated OCI. In determining whether a credit loss exists, the MUFG Group generally considers factors such as the financial condition of the issuer and the extent of decline in fair value. For the six months ended September 30, 2020, impairment losses on
Available-for-sale
debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains—net in the accompanying condensed consolidated statements of income and were not material.

F-
18

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For
Held-to-maturity
debt securities, an allowance for expected credit losses over the remaining expected life is required to be provided.
For the six months ended September 30, 2020, the MUFG Group’s
Held-to-maturity
debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities, except
for certain collateralized loan obligations (“CLOs”) with investment grades, on which immaterial allowance for credit losses were recognized.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of
Available-for-sale
debt securities at March 31, 2020 and September 30, 2020 and of
Held-to-maturity
debt securities at March 31, 2020 by length of time that individual securities in each category have been in a continuous loss position
. From the six months ended September 30, 2020, the table does not include the securities for which an allowance for credit losses has been recorded:

	Less than 12 months		12 months or more		Total
At March 31, 2020:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥11,781,600	¥30,961	¥—	¥—	¥11,781,600	¥30,961	202
Japanese prefectural and municipal bonds	935,540	2,202	—	—	935,540	2,202	340
Foreign government and official institution bonds	564,620	5,481	114,407	547	679,027	6,028	153
Corporate bonds	522,941	1,191	25,228	14	548,169	1,205	154
Residential mortgage-backed securities	114,057	530	388,064	3,801	502,121	4,331	402
Commercial mortgage-backed securities	182,887	3,087	1,304	2	184,191	3,089	39
Asset-backed securities	189,775	503	86,605	620	276,380	1,123	94
Other debt securities	53,070	132	30,657	1,824	83,727	1,956	24

Total	¥14,344,490	¥44,087	¥646,265	¥6,808	¥14,990,755	¥50,895	1,408

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥55,746	¥689	¥—	¥—	¥55,746	¥689	9
Residential mortgage-backed securities	108,478	1,033	360,841	1,979	469,319	3,012	281
Commercial mortgage-backed securities	10,281	32	133,791	285	144,072	317	31
Asset-backed securities	637,201	8,536	1,259,720	19,180	1,896,921	27,716	77

Total	¥811,706	¥10,290	¥1,754,352	¥21,444	¥2,566,058	¥31,734	398

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19

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2020:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,651,521	¥16,634	¥733	¥9	¥12,652,254	¥16,643	186
Japanese prefectural and municipal bonds	715,401	1,517	—	—	715,401	1,517	262
Foreign government and official institution bonds	261,083	2,278	36,846	3	297,929	2,281	42
Corporate bonds	402,062	718	4,417	3	406,479	721	136
Residential mortgage-backed securities	168,166	400	117,942	700	286,108	1,100	201
Commercial mortgage-backed securities	30,431	1,391	—	—	30,431	1,391	36
Asset-backed securities	204,689	2,735	51,321	1,768	256,010	4,503	110
Other debt securities	170,762	300	19,903	1,026	190,665	1,326	60

Total	¥14,604,115	¥25,973	¥231,162	¥3,509	¥14,835,277	¥29,482	1,033

Evaluating
Available-for-sale
debt securities for Impairment losses
The following describes the nature of the MUFG Group’s
Available-for-sale
debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Foreign government and official institution bonds
As of September 30, 2020, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2020 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2020, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public
companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2020, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

securities as of September 30, 2020 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of September 30, 2020, unrealized losses on these securities were primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2020 and no impairment loss has been recorded.
Other debt securities
As of September 30, 2020, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of credit loss, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no credit loss was identified as of September 30, 2020.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2019 and 2020.

	Six months ended September 30,
	2019	2020
	(in millions)
Net gains (losses) recognized during the period (1)	¥(36,019)	¥683,303
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(9,960)	17,136

Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(26,059)	¥666,167

Note:	(1)	Included in Investment securities gains—net.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities held at March 31, 2020 and September 30, 2020.

	March 31, 2020	September 30, 2020
	(in millions)
Measurement alternative balance	¥534,882	¥323,990

The related adjustments for these securities during the six months ended September 30, 2019 and 2020 were as follow.

	Six months ended September 30,
	2019	2020
	(in millions)
Measurement alternative impairment losses (1)(4)	¥(1,402)	¥(2,984)
Measurement alternative downward changes for observable prices (1)(2)(3)(5)	¥(953)	¥—
Measurement alternative upward changes for observable prices (1)(2)(3)(6)	¥162	¥3,685

Notes:	(1)	Included in Investment securities gains—net.
	(2)	Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
	(3)	The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.
	(4)	The cumulative impairment losses at March 31, 2020 and September 30, 2020 were ¥5,007 million and ¥7,925 million, respectively.
	(5)	The cumulative downward changes for observable prices at March 31, 2020 and September 30, 2020 were ¥953 million and ¥953 million, respectively.
	(6)	The cumulative upward changes for observable prices at March 31, 2020 and September 30, 2020 were ¥34,466 million and ¥36,782 million, respectively.

F-
22

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at March 31, 2020 and September 30, 2020 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2020	September 30, 2020
	(in millions)
Domestic:
Manufacturing	¥11,448,778	¥13,580,404
Construction	733,212	729,357
Real estate	12,054,671	12,254,948
Services	2,585,111	2,915,608
Wholesale and retail	7,504,561	7,778,422
Banks and other financial institutions (1)	5,161,093	5,043,357
Communication and information services	1,572,344	1,486,217
Other industries	8,673,871	9,420,430
Consumer	15,319,721	14,962,766

Total domestic	65,053,362	68,171,509

Foreign:
Governments and official institutions	726,347	692,943
Banks and other financial institutions (1)	11,788,225	10,700,402
Commercial and industrial	32,565,030	29,877,321
Other	8,404,062	7,625,703

Total foreign	53,483,664	48,896,369

Unearned income, unamortized premiums—net and deferred loan fees—net	(350,287)	(319,759)

Total (2)	¥118,186,739	¥116,748,119

Notes:	(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥344,790 million at March 31, 2020 and ¥315,142 million at September 30, 2020, respectively.
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information. Effective as of April 1, 2020, all of the domestic classes within the Commercial segment were combined into one class.
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect

F-
23

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information.
The information on nonaccrual loans by class at March 31, 2020 and September 30, 2020, and recognized interest income on nonaccrual loans by class for the six months ended September 30, 2020 are shown below:

March 31, 2020:	Nonaccrual Loans (1)
(in millions)
Commercial
Domestic	¥312,972
Foreign	127,001
Residential	63,998
Card	61,172
MUAH	35,840
Krungsri	149,732
Other	27,754

Total	¥778,469

	Recorded Loan Balance
September 30, 2020:	Nonaccrual Loans (1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses (2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥357,412	¥112,770	¥2,229
Foreign	184,317	53,354	2,061
Residential	71,976	4,188	488
Card	62,012	641	20
MUAH	63,782	16,007	483
Krungsri	172,239	3,338	3,498
Other	43,464	—	3,153

Total	¥955,202	¥190,298	¥11,932

Notes:	(1)	Nonaccrual loans in the above table do not include loans held for sale of ¥330 million and ¥6,767 million at March 31, 2020 and September 30, 2020, respectively, and do not include loans acquired with deteriorated credit quality of ¥25,427 million at March 31, 2020.
(2)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2019 and 2020:

Six months ended September 30, 2019:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥20,607	¥20,607	¥6,342
Foreign	29,360	29,360	—
Residential (1)(3)	3,215	3,215	27
Card (2)(3)	11,900	11,362	1,825
MUAH (2)(3)	18,766	18,656	4,572
Krungsri (2)(3)	16,724	16,695	3,815
Other (2)	5,117	5,117	—

Total	¥105,689	¥105,012	¥16,581

Six months ended September 30, 2020:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥43,717	¥43,717	¥9,280
Foreign	10,292	10,292	3,940
Residential (1)(3)	27,985	27,985	41
Card (2)(3)	10,694	10,185	1,556
MUAH (2)(3)	13,958	13,920	3,113
Krungsri (2)(3)	9,130	9,130	1,875
Other (2)(3)	7,121	7,109	180

Total	¥122,897	¥122,338	¥19,985

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans.
	(3)
For the six months ended September 30, 2019, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, reduction in the stated rate was the primary concession type in the Card segment, and some combination thereof were the primary concession type in the MUFG Americas Holdings and Krungsri segments. For the six months ended September 30, 2020, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card and Other segments and forbearance was the primary concession type in the MUFG Americas Holdings segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification
outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2019 and 2020 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUFG Americas Holdings, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
In the MUFG Americas Holdings segment, TDR accounting was suspended for loan modifications that occurred from March 1, 2020, through June 30, 2020, where
COVID-19
related modifications were granted to loans that were current as of December 31, 2019, based on the Coronavirus Aid, Relief, and Economic Security Act, or where
COVID-19
related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications were primarily payment deferrals, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
In the Krungsri segment, TDR accounting was suspended for loan modifications that occurred during the six months ended June 30, 2020, where
COVID-19
related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit Quality Indicator
Credit quality indicators of loans by class at March 31, 2020 are shown below:

At March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥49,695,889	¥1,186,044	¥220,245	¥51,102,178
Foreign	34,719,041	636,523	128,073	35,483,637
Loans acquired with deteriorated credit quality	8,255	9,739	18,978	36,972

Total	¥84,423,185	¥1,832,306	¥367,296	¥86,622,787

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,256,744	¥61,746	¥13,318,490
Card	¥504,357	¥61,286	¥565,643

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
	(in millions)
MUAH	¥4,590,805	¥15,119	¥4,877,863	¥87,648	¥84,033	¥9,655,468

	Performing	Under- Performing	Non-Performing	Total (1)
	(in millions)
Krungsri	¥6,241,696	¥508,847	¥161,047	¥6,911,590

	Accrual	Nonaccrual	Total (1)
	(in millions)
Other	¥1,086,517	¥31,376	¥1,117,893

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit quality indicators of loans and year of origination by class at September 30, 2020 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total (1)
At September 30, 2020:	2020	2019	2018	2017	2016	Prior
	(in millions)
Commercial:	¥21,726,648	¥13,635,192	¥10,586,577	¥6,294,885	¥5,423,100	¥8,805,508	¥19,434,719	¥14,706	¥85,921,335
Domestic	17,012,671	8,041,145	6,880,626	4,386,030	4,136,969	6,499,262	7,591,943	—	54,548,646
Normal	16,731,403	7,793,705	6,708,236	4,212,921	4,037,026	6,019,442	7,294,686	—	52,797,419
Close Watch	266,470	231,540	155,590	158,486	75,883	347,677	273,753	—	1,509,399
Likely to become Bankrupt or Legally/Virtually Bankrupt	14,798	15,900	16,800	14,623	24,060	132,143	23,504	—	241,828
Foreign	4,713,977	5,594,047	3,705,951	1,908,855	1,286,131	2,306,246	11,842,776	14,706	31,372,689
Normal	4,592,892	5,467,471	3,572,056	1,811,264	1,223,744	2,138,758	11,664,163	14,706	30,485,054
Close Watch	115,006	74,537	106,742	91,792	60,835	90,305	165,238	—	704,455
Likely to become Bankrupt or Legally/Virtually Bankrupt	6,079	52,039	27,153	5,799	1,552	77,183	13,375	—	183,180
Residential	¥257,477	¥748,682	¥779,669	¥875,938	¥1,312,073	¥9,083,685	¥35,158	¥8	¥13,092,690
Accrual	257,309	748,210	779,153	875,057	1,310,291	9,019,418	32,916	—	13,022,354
Nonaccrual	168	472	516	881	1,782	64,267	2,242	8	70,336
Card	¥615	¥1,350	¥2,226	¥651	¥177	¥7,807	¥447,708	¥59,329	¥519,863
Accrual	559	1,183	1,890	330	69	6,623	432,578	14,619	457,851
Nonaccrual	56	167	336	321	108	1,184	15,130	44,710	62,012
MUAH (2)	¥812,392	¥1,640,547	¥1,141,188	¥1,157,236	¥989,283	¥1,634,056	¥1,947,184	¥—	¥9,321,886
Credit Quality Based on the Number of Delinquencies
Accrual	224,531	815,376	480,089	771,203	692,337	854,594	155,253	—	3,993,383
Nonaccrual	—	323	539	862	862	19,285	431	—	22,302
Credit Quality Based on Internal Credit Ratings
Pass	578,811	774,425	577,062	367,717	281,755	663,880	1,652,947	—	4,896,597
Special Mention	3,663	44,066	69,492	11,313	13,683	45,790	73,155	—	261,162
Classified	5,387	6,357	14,006	6,141	646	50,507	65,398	—	148,442
Krungsri	¥773,460	¥1,369,075	¥1,112,319	¥617,690	¥334,566	¥509,080	¥2,101,674	¥11,964	¥6,829,828
Performing	751,398	1,261,184	972,167	528,286	283,029	407,251	1,932,692	—	6,136,007
Under-performing	19,249	81,332	108,811	71,709	37,575	61,834	141,072	—	521,582
Non-performing	2,813	26,559	31,341	17,695	13,962	39,995	27,910	11,964	172,239
Other	¥204,235	¥267,571	¥142,773	¥57,223	¥17,434	¥12,055	¥365,843	¥—	¥1,067,134
Accrual	203,021	256,046	132,678	53,381	16,357	11,201	350,986	—	1,023,670
Nonaccrual	1,214	11,525	10,095	3,842	1,077	854	14,857	—	43,464

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUFG Americas Holdings do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans which are not individually rated totaling ¥365 million and nil at March 31, 2020 and September 30, 2020, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2020. Effective as of April 1, 2020, the category of the Krungsri segment’s credit quality indicator was changed to Performing, Under-performing, and
Non-performing.
Loans categorized as Under-performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans with the 30 days or more past due, and loans categorized as
Non-performing
generally represent those with 90 days or more past due. The above table showing the loans within the Krungsri segment by credit quality indicator category as of March 31, 2020 has been restated based on the new categories.
For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2020 and September 30, 2020 are based on information as of March 31, 2020 and September 30, 2020, respectively. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators at March 31, 2020 and September 30, 2020 are generally based on information as of December 31, 2019 and June 30, 2020, respectively.
Past Due Analysis
Ages of past due loans by class at March 31, 2020 and September 30, 2020 are shown below:

At March 31, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,215	¥26,971	¥36,186	¥51,065,992	¥51,102,178	¥4,720
Foreign	9,927	23,548	33,475	35,450,162	35,483,637	164
Residential	48,404	15,443	63,847	13,248,278	13,312,125	6,288
Card	14,735	29,997	44,732	518,008	562,740	—
MUAH	31,052	14,435	45,487	9,603,339	9,648,826	2,101
Krungsri	160,253	129,186	289,439	6,616,104	6,905,543	—
Other	16,442	24,348	40,790	1,069,186	1,109,976	—

Total	¥290,028	¥263,928	¥553,956	¥117,571,069	¥118,125,025	¥13,273

At September 30, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥15,794	¥23,739	¥39,533	¥54,509,113	¥54,548,646	¥5,211
Foreign	16,084	35,918	52,002	31,320,687	31,372,689	331
Residential	45,852	33,119	78,971	13,013,719	13,092,690	13,015
Card	12,262	29,905	42,167	477,696	519,863	—
MUAH	65,796	20,346	86,142	9,235,744	9,321,886	7,867
Krungsri	198,923	130,468	329,391	6,500,437	6,829,828	—
Other	26,290	38,887	65,177	1,001,957	1,067,134	—

Total	¥381,001	¥312,382	¥693,383	¥116,059,353	¥116,752,736	¥26,424

Note:	(1)	At March 31, 2020, total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees. At September 30, 2020, total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Allowance for Credit Losses
Effective as
o
f April 1, 2020, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments. See Note 1 for more information.
Under the new guidance, the MUFG Group maintains an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. The amount necessary to adjust the allowance for credit losses for management’s current estimate of expected credit losses on loans is reported in net income as a credit loss expense.
The methodologies used to estimate the allowance for the major portfolio segments are as follows:
Commercial segment
In the Commercial segment, expected credit losses of loans are measured on a collective basis when similar risk characteristics exist. Risk characteristics that are considered for aggregation of loans include internal credit ratings, geographical location, and industry of the borrower. The collectively-assessed allowance is measured over the contractual term of the loans that is adjusted for expected prepayments, using probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) loss forecasting model, which is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables such as gross domestic product and unemployment rate. The PD is determined as the marginal PD that denotes the likelihood that a borrower is observed to experience the default during a defined period of time, based on internal credit rating, geographical location, or industry of the borrower.
The LGD is determined as the estimated loss on the loan that would be realized upon the default of the borrower, mainly based on the historical experience of collections against loans in default. The PD and LGD are continually reviewed to determine the appropriate level of the allowance for credit loss. The qualitative adjustment is made to cover losses that are expected but not adequately captured in the quantitative forecasting model or economic assumptions, considering factors such as borrowers’ ability to make scheduled payments, loans’ remaining time to maturity and extent of prepayments, the volume and severity of past due loans, changes in lending policy and procedures, the industry in which a borrower operates, and changes in other external factors. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over two-year
period. When a loan does not share risk characteristics with other loans, expected credit losses for that loan are measured on an individual basis. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
Residential segment
In the Residential segment, the loans are comprised of smaller-balance homogeneous loans and expected credit losses of loans are measured on a collective basis. The allowance for credit losses is measured over the contractual term of the loans that is adjusted for expected prepayments, using state transition probability matrix, which captures delinquency status changes and prepayments by loans’ remaining term, and is based on historical

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

information and adjusted to incorporate expectations of future economic conditions considering economic variables, such as unemployment rate. The LGD is also used to capture the estimated loss on the loan that would be realized upon the default of the borrower. The allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over two-year
period.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
Card segment
In the Card segment, the loans are smaller-balance homogeneous loans and expected credit losses of loans are measured on a collective basis. The allowance for credit losses is measured over the contractual term of the loans that is adjusted for expected prepayments, using state transition probability matrix, which captures delinquency status changes and prepayments by loans’ remaining term, and is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables, such as unemployment rate. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.
MUFG Americas Holdings segment
In the MUFG Americas Holdings segment, expected credit losses are measured on a collective basis when similar risk characteristics exist. The allowance for credit loss is calculated as the product of PD, LGD, and EAD modeled parameters that are projected on a monthly basis over the assets’ remaining contractual lives. The sum of each month’s expected loss calculation results in the collectively-assessed allowance estimate. Expected loss models use historical loss information and a variety of economic assumptions that considers economic variables such as gross domestic product and unemployment rate, to estimate PD, LGD, and EAD. These models are tailored to different loan segments, classes and products by changing the economic variables or their weighting in the calculation used to estimate expected losses. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over two-year
period. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
Management implements qualitative adjustments to the collectively-assessed allowance to account for the risks not incorporated in the model between current conditions and those reflected in the historical loss information used to estimate the models. These qualitative factors include changes in credit policies, problem loan trends, identification of new risks not incorporated into the modeling framework, credit concentrations,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

changes in lending management and other external factors. Qualitative adjustments are also used to adjust the collectively-assessed allowance to account for risks attributed to imprecision in the economic forecast and when risks emerge that impact specific portfolio components (i.e., natural disasters).
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured either individually or in pools with similar risk characteristics. The allowance for individually assessed TDR loans can be measured using a discounted cash flow methodology, or by evaluating the fair value of the collateral, if collateral dependent. When the value of a concession cannot be measured using a method other than the discounted cash flow method, the value of a concession is measured by discounting the expected future cash flows at the original interest rate of the loan.
Krungsri segment
In the Krungsri segment, expected credit losses are measured on a collective basis for portfolios of loans that share similar economic risk characteristics. Expected credit losses are a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows under the contract and the cash flows expected to be received arising from the weighting of multiple future economic scenarios that considers economic variables such as gross domestic product and unemployment rate, discounted at the loan’s effective interest rate. The qualitative adjustment is made where considered appropriate. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.
In all segments, when estimating the allowance for credit losses, significant management assumptions are incorporated in economic variables, qualitative adjustments, or both to capture the heightened volatility and uncertainty in the economy due to the
COVID-19
pandemic.

F-
32

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2019 and 2020 are shown below:

Six months ended September 30, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥—	¥658,184
Provision for credit losses	28,388	130	14,456	17,950	24,902	16,295	102,121
Charge-offs	29,033	2,093	12,715	16,266	36,240	6,223	102,570
Recoveries collected	15,612	355	721	2,791	11,115	2,420	33,014

Net charge-offs	13,421	1,738	11,994	13,475	25,125	3,803	69,556
Other (1)	(3,410)	—	—	(1,613)	3,568	1,379	(76)

Balance at end of period	¥401,172	¥37,018	¥35,012	¥55,443	¥148,157	¥13,871	¥690,673

Six months ended September 30, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments (2)	83,828	49,494	14,262	25,037	118,333	32,750	323,704
Provision for (reversal of) credit losses	37,154	(947)	8,822	89,812	47,529	27,436	209,806
Charge-offs	34,833	997	11,230	17,453	44,882	25,795	135,190
Recoveries collected	3,362	7	486	1,749	11,405	2,528	19,537

Net charge-offs	31,471	990	10,744	15,704	33,477	23,267	115,653
Other (1)	(3,968)	—	—	(1,757)	(10,860)	(2,277)	(18,862)

Balance at end of period	¥567,818	¥82,303	¥47,520	¥156,383	¥291,151	¥63,360	¥1,208,535

Notes:	(1)	Other is principally comprised of gains or losses from foreign exchange translation.
	(2)	See Note 1 for more information.

F-
33

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2020 are shown below:

At March 31, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥364,079	¥12,651	¥19,799	¥5,977	¥30,198	¥5,073	¥437,777
Collectively evaluated for impairment	108,100	21,130	15,369	53,013	139,401	22,566	359,579
Loans acquired with deteriorated credit quality (2)	10,096	965	12	5	27	1,079	12,184
Total	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Loans:
Individually evaluated for impairment	¥944,988	¥92,448	¥65,292	¥67,719	¥98,959	¥17,512	¥1,286,918
Collectively evaluated for impairment	85,640,827	13,219,677	497,448	9,581,107	6,806,584	1,092,464	116,838,107
Loans acquired with deteriorated credit quality (2)	36,972	6,365	2,903	7,007	6,047	7,917	67,211
Total (1)	¥86,622,787	¥13,318,490	¥565,643	¥9,655,833	¥6,911,590	¥1,117,893	¥118,192,236

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Loans acquired with deteriorated credit quality in the above table include impaired loans which are individually evaluated for impairment.
The MUFG Group sold ¥816 billion and ¥613 billion of loans within the Commercial segment during the six months ended September 30, 2019 and 2020, respectively.
The MUFG Group consolidates certain subsidiaries based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous. For the six months
ended September 30, 2020, the effect of recording a provision for credit losses and a provision for off-balance
sheet credit instruments as an intervening event for the three-month period ended September 30, 2020 would have been approximately ¥40 billion and would have resulted in a decrease of ¥24 billion to net income attributable to Mitsubishi UFJ Financial Group.
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
As of September 30, 2020, for the Commercial, MUFG Americas Holdings, Krungsri and Other segments, collateral relating to these loans comprised of real estate, exchange traded equity securities and deposits, etc., and primarily collateral type was real estate. For the Residential segment, collateral on these loans was mainly real estate. There were no significant changes in the extent to which collateral secures these loans for the six months.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Financial Receivable
Accounts receivable-Other, which is one of the components in Other assets in Note 14 to the consolidated financial statements for the fiscal year ended March 31, 2020, of ¥1,117,650 million as of September 30, 2020, were primarily comprised of receivables relating to card business. The provision or reversal of the allowance for credit losses relating to the receivables was included in
Non-interest
expense on the condensed consolidated statements of income. The receivables relating to card business included ¥5,288 million of past due receivables
(1-3
months past due receivables of ¥1,931 million and
greater than
3 months past due receivables of ¥3,357 million) as of September 30, 2020, and the credit quality for these receivables is primarily evaluated based on the extent of past due.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. Upon adoption of the new guidance on measurement of credit losses on financial instruments as of April 1, 2020, the amount of the allowance for credit losses increased by ¥10,248 million. The change of allowance for credit losses during the period ended September 30, 2020 is primarily due to provision or reversal of the allowance for the receivables.
There are
de minimis
or zero expected credit losses, for example, for lending and financing transactions, such as Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable
totaled
¥257,551 million as of September 30, 2020
and is
included in Other assets on the condensed consolidated balance sheets.
5.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions)
Balance at beginning of period
Goodwill (1)	¥626,009	¥1,093,554
Accumulated impairment losses (1)	(192,118)	(575,928)

	433,891	517,626
Goodwill acquired during the six months (2)	446,643	3,990
Impairment loss	(241,356)	(106,479)
Foreign currency translation adjustments and other	(22,558)	(10,128)

Balance at end of period
Goodwill	1,050,094	1,087,416
Accumulated impairment losses	(433,474)	(682,407)

	¥616,620	¥405,009

Notes:	(1)	Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2019, is not included in the table above.
	(2)	See Note 2 for the goodwill acquired in connection with acquisitions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The impairment losses on goodwill for the six months ended September 30, 2019 were ¥241,356 million and relating to Danamon reporting unit, which is included in impairment of goodwill in the accompanying condensed consolidated statements of income. In determining the acquisition price of Bank Danamon, the results of multiple valuation techniques were considered with an expectation to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia. After the acquisition of Danamon by MUFG Bank, Danamon’s market capitalization decreased. As a result, the fair value of the reporting unit as an exit price was measured on June 30, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit, including goodwill, reflecting a reduction in stock price as well as changes in the inputs to the valuation techniques in comparison to those considered in determining the acquisition price such as discount rate. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
The impairment losses on goodwill for the six months ended September 30, 2020 were ¥106,479 million and relating to MUAH reporting unit. Due to economic environment triggered by
COVID-19,
cash flow projections for reporting units were lowered. This economic environment led management to believe that the fair values of certain reporting unit w as
below carrying value. As a result, the fair value of the reporting unit was measured on June 30, 2020 for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. This goodwill impairment includes the impact of an intervening event due to economic environment triggered by
COVID-19
for the three-month period ended March 31 2020. See Note 6 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information.
Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in millions)
Intangible assets subject to amortization:
Software (1)	¥755,638	¥764,940
Customer relationships	303,250	276,802
Core deposit intangibles	74,780	67,642
Trade names	56,693	53,311
Other	11,605	10,915

Total	1,201,966	1,173,610
Intangible assets not subject to amortization:
Other (2)	37,560	25,630

Total	¥1,239,526	¥1,199,240

Notes:	(1)	As a result of adopting new guidance, costs for implementation activities in certain hosting arrangements are capitalized as software.
	(2)	Intangible assets not subject to amortization includes mortgage servicing rights accounted for at fair value of ¥29,641 million and ¥15,274 million at March 31, 2020 and September 30, 2020, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6.    LEASE TRANSACTIONS
Lease
transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally various types of data processing equipment, office equipment and transportation equipment. Financing leases are presented in loans. In certain case, the MUFG Group requests lessees to deposit in amount nearly or equal to residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2019 and September 30, 2020:

	September 30, 2019	September 30, 2020
	(in millions)
Financing leases:
Finance income on net investment	¥59,058	¥64,748
Operating leases:
Lease income	¥1,917	¥2,025

Total	¥60,975	¥66,773

Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of income.
7.    PLEDGED ASSETS AND COLLATERAL
At September 30, 2020, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2020
(in millions)
Trading account securities	¥9,578,255
Investment securities	18,831,013
Loans	13,827,599
Other	16,775

Total	¥42,253,642

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2020
(in millions)
Deposits	¥215,110
Payables under repurchase agreements and securities lending transactions	14,638,080
Other short-term borrowings and long-term debt	27,374,865
Other	25,587

Total	¥42,253,642

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2020, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥21,322,674 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in
on-balance
sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2020 and September 30, 2020, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,696,108 million and ¥1,484,866 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,125,305 million and ¥1,108,155 million, respectively.
8.    SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019		2020
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥24,585	¥23,695	¥6,550	¥175	¥7,354	¥117
Interest cost on projected benefit obligation	5,545	5,596	8,667	575	7,255	402
Expected return on plan assets	(37,585)	(35,577)	(15,847)	(949)	(15,785)	(1,072)
Amortization of net actuarial loss	2,602	8,547	4,915	556	8,158	125
Amortization of prior service cost	(602)	(602)	(1,332)	(948)	(1,309)	(226)
Loss (gain) on settlements and curtailment	(2,347)	(1,084)	185	—	—	—

Net periodic benefit cost (income)	¥(7,802)	¥575	¥3,138	¥(591)	¥5,673	¥(654)

9.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2020 and September 30, 2020, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed	Gross amounts not offset in the condensed consolidated balance sheet
At March 31, 2020			consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥14,958	¥—	¥14,958	¥(11,282)	¥(874)	¥2,802
Receivables under resale agreements	25,884	(1,888)	23,996	(23,195)	(21)	780
Receivables under securities borrowing transactions	3,444	—	3,444	(3,336)	—	108

Total	¥44,286	¥(1,888)	¥42,398	¥(37,813)	¥(895)	¥3,690

Financial liabilities:
Derivative liabilities	¥14,034	¥—	¥14,034	¥(11,296)	¥(1,140)	¥1,598
Payables under repurchase agreements	33,733	(1,883)	31,850	(31,569)	(34)	247
Payables under securities lending transactions	1,017	—	1,017	(986)	—	31
Obligations to return securities received as collateral	4,806	—	4,806	(1,966)	—	2,840

Total	¥53,590	¥(1,883)	¥51,707	¥(45,817)	¥(1,174)	¥4,716

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed	Gross amounts not offset in the condensed consolidated balance sheet
At September 30, 2020			consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥13,673	¥—	¥13,673	¥(10,188)	¥(741)	¥2,744
Receivables under resale agreements	15,706	(1,655)	14,051	(13,308)	(34)	709
Receivables under securities borrowing transactions	3,199	—	3,199	(3,101)	—	98
Total	¥32,578	¥(1,655)	¥30,923	¥(26,597)	¥(775)	¥3,551
Financial liabilities:
Derivative liabilities	¥12,636	¥—	¥12,636	¥(10,204)	¥(1,129)	¥1,303
Payables under repurchase agreements	28,081	(1,633)	26,448	(25,935)	(42)	471
Payables under securities lending transactions	842	—	842	(809)	(2)	31
Obligations to return securities received as collateral	5,146	—	5,146	(1,339)	—	3,807
Total	¥46,705	¥(1,633)	¥45,072	¥(38,287)	¥(1,173)	¥5,612

10.    REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2020 and September 30, 2020. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2020
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥9,685	¥16,608	¥4,496	¥2,944	¥33,733
Payables under securities lending transactions	934	64	19	—	1,017
Obligations to return securities received as collateral	3,856	599	276	75	4,806

Total	¥14,475	¥17,271	¥4,791	¥3,019	¥39,556

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2020
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥11,591	¥12,592	¥1,563	¥2,335	¥28,081
Payables under securities lending transactions	819	—	23	—	842
Obligations to return securities received as collateral	4,505	239	258	144	5,146
Total	¥16,915	¥12,831	¥1,844	¥2,479	¥34,069
Secured borrowing by the class of collateral pledged at March 31, 2020 and September 30, 2020 was as follows:

	March 31, 2020
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥10,687	¥38	¥2,241	¥12,966
Foreign government and official institution bonds	17,326	57	873	18,256
Corporate bonds	784	—	183	967
Residential mortgage-backed securities	4,248	—	10	4,258
Other debt securities	157	—	2	159
Marketable equity securities	506	914	1,497	2,917
Other	25	8	—	33

Total	¥33,733	¥1,017	¥4,806	¥39,556

	September 30, 2020
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥11,030	¥149	¥2,769	¥13,948
Foreign government and official institution bonds	12,057	52	716	12,825
Corporate bonds	732	16	193	941
Residential mortgage-backed securities	3,707	—	—	3,707
Other debt securities	233	—	—	233
Marketable equity securities	300	616	1,462	2,378
Other	22	9	6	37

Total	¥28,081	¥842	¥5,146	¥34,069

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions)
Accumulated other comprehensive income(loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥(369,369)	¥(344,785)
Net change during the period	82,908	54,116
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	34

Balance at end of period	¥(286,461)	¥(290,635)

Net debt valuation adjustments:
Balance at beginning of period	¥(8,670)	¥45,502
Net change during the period	850	(59,324)

Balance at end of period	¥(7,820)	¥(13,822)

Net unrealized gains ( losses ) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥(24,140)	¥(13,343)
Net change during the period	9,167	38,130

Balance at end of period	¥(14,973)	¥24,787

Defined benefit plans:
Balance at beginning of period	¥(208,273)	¥(337,918)
Net change during the period	(7,750)	27,625

Balance at end of period	¥(216,023)	¥(310,293)

Foreign currency translation adjustments:
Balance at beginning of period	¥326,183	¥230,127
Net change during the period	(205,047)	(184,264)

Balance at end of period	¥121,136	¥45,863

Balance at end of period	¥(404,141)	¥(544,100)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019			2020
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities	¥157,642	¥(34,202)	¥123,440	¥83,444	¥(21,968)	¥61,476
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(45,354)	13,370	(31,984)	(1,055)	(238)	(1,293)

Net change	112,288	(20,832)	91,456	82,389	(22,206)	60,183
Net unrealized gains on investment securities attributable to noncontrolling interests			8,548			6,067

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			82,908			54,116

Net debt valuation adjustments:
Net debt valuation adjustments	1,067	(327)	740	(85,613)	26,214	(59,399)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	159	(49)	110	108	(33)	75

Net change	1,226	(376)	850	(85,505)	26,181	(59,324)
Net debt valuation adjustments attributable to noncontrolling interests			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			850			(59,324)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	6,748	(1,934)	4,814	51,002	(14,013)	36,989
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	5,843	(1,527)	4,316	1,388	(371)	1,017

Net change	12,591	(3,461)	9,130	52,390	(14,384)	38,006
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			(37)			(124)

Net unrealized gains on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			9,167			38,130

Defined benefit plans:
Defined benefit plans	(13,959)	3,917	(10,042)	26,092	(8,070)	18,022
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	2,169	(500)	1,669	13,617	(3,871)	9,746

Net change	(11,790)	3,417	(8,373)	39,709	(11,941)	27,768
Defined benefit plans attributable to noncontrolling interests			(623)			143

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(7,750)			27,625

Foreign currency translation adjustments:
Foreign currency translation adjustments	(224,257)	24,752	(199,505)	(214,725)	19,531	(195,194)
Reclassification adjustment for losses ( gains ) included in net income before attribution of noncontrolling interests	(2,208)	1,095	(1,113)	797	(245)	552

Net change	(226,465)	25,847	(200,618)	(213,928)	19,286	(194,642)
Foreign currency translation adjustments attributable to noncontrolling interests			4,429			(10,378)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(205,047)			(184,264)

Other comprehensive loss attributable to Mitsubishi UFJ Financial Group			¥(119,872)			¥(123,717)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents
t
he effect of the reclassification of significant items out of
Accumulated
OCI on the
respective
line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(45,550)	¥(1,005)	Investment securities gains—net
Other	196	(50)

	(45,354)	(1,055)	Total before tax
	13,370	(238)	Income tax expense

	¥(31,984)	¥(1,293)	Net of tax

Net debt valuation adjustments	¥159	¥108	Equity in earnings of equity method investees—net

	159	108	Total before tax
	(49)	(33)	Income tax expense

	¥110	¥75	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥4,408	¥1,236	Interest income on Loans, including fees
Foreign exchange contracts	1,433	152	Interest expense on Long-term debt or Foreign exchange losses—net
Other	2	—

	5,843	1,388	Total before tax
	(1,527)	(371)	Income tax expense

	¥4,316	¥1,017	Net of tax

Defined benefit plans
Net actuarial loss (1)	¥8,073	¥16,830	Other non-interest expenses
Prior service cost (1)	(2,882)	(2,137)	Other non-interest expenses
Gain on settlements and curtailment, and other (1)	(3,022)	(1,076)	Other non-interest expenses

	2,169	13,617	Total before tax
	(500)	(3,871)	Income tax expense

	¥1,669	¥9,746	Net of tax

Foreign currency translation adjustments	¥(4,976)	¥715	Other non-interest income
	2,768	82	Other non-interest expenses

	(2,208)	797	Total before tax
	1,095	(245)	Income tax expense

	¥(1,113)	¥552	Net of tax

Total reclassifications for the period	¥(39,391)	¥14,855	Total before tax
	12,389	(4,758)	Income tax expense

	¥(27,002)	¥10,097	Net of tax

Note:	(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12.    DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2020 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2020, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Derivatives Designated as Hedges
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered mainly by MUFG Americas Holdings whose fiscal period ends on December 31.
Cash Flow Hedges
From time to time, MUFG Americas Holdings uses interest rate derivatives to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.
MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥1,023.5 billion at June 30, 2020 to hedge the risk of changes in cash flows attributable to changes in the designated interest rates from variable rate loans. MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥1.0 billion at June 30, 2020 to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed short-term borrowings. At June 30, 2020, the weighted average remaining life of the active cash flow hedges was 3.2 years.
For cash flow hedges, changes in the fair value of the hedging instruments are reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. At June 30, 2020, MUFG Americas Holdings expects to reclassify approximately ¥10.1 billion of income from A
ccumulated
OCI to net interest income during the twelve months ending June 30, 2021. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2020.

Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2020 and September 30, 2020:

	Notional amounts (1)
	March 31, 2020	September 30, 2020
	(in trillions)
Interest rate contracts	¥1,553.5	¥1,455.9
Foreign exchange contracts	230.2	212.4
Equity contracts	8.1	7.2
Commodity contracts	0.1	0.1
Credit derivatives	8.7	10.3
Other	3.1	3.3

Total	¥1,803.7	¥1,689.2

Note:     (1)     Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2020 and September 30, 2020:

	Fair value of derivative instruments
	March 31, 2020 (1)(5)			September 30, 2020 (1)(5)
	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)
	(in billions)
Derivative assets:
Interest rate contracts	¥10,847	¥—	¥10,847	¥10,477	¥—	¥10,477
Foreign exchange contracts	3,734	—	3,734	2,860	—	2,860
Equity contracts	236	—	236	210	—	210
Commodity contracts	26	—	26	31	—	31
Credit derivatives	114	—	114	91	—	91
Other (6)	1	—	1	4	—	4

Total derivative assets	¥14,958	¥—	¥14,958	¥13,673	¥—	¥13,673

Derivative liabilities:
Interest rate contracts	¥10,205	¥—	¥10,205	¥9,640	¥—	¥9,640
Foreign exchange contracts	3,604	4	3,608	2,754	3	2,757
Equity contracts	277	—	277	223	—	223
Commodity contracts	26	—	26	30	—	30
Credit derivatives	95	—	95	91	—	91
Other (6)	(177)	—	(177)	(105)	—	(105)

Total derivative liabilities	¥14,030	¥4	¥14,034	¥12,633	¥3	¥12,636

Notes:	(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets
 and

liabilities except for (6).
	(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
	(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
	(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
	(6)	Other mainly include s bifurcated embedded derivatives carried at fair value, which are presented in Loan s , Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the
Conden
sed
Consolidated Statements of Income
The following table provide
s
more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income for the six months ended September 30, 2019 and 2020:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2019:
Interest rate contracts	¥—	¥122	¥122
Foreign exchange contracts	(185)	—	(185)
Equity contracts	—	(58)	(58)
Commodity contracts	—	(15)	(15)
Credit derivatives	—	(23)	(23)
Other	—	(48)	(48)

Total	¥(185)	¥(22)	¥(207)

Six months ended September 30, 2020:
Interest rate contracts	¥—	¥136	¥136
Foreign exchange contracts	74	—	74
Equity contracts	—	(37)	(37)
Credit derivatives	—	2	2
Other	9	(94)	(85)

Total	¥83	¥7	¥90

Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2020 for a more detailed explanation and discussion of credit derivatives.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2020 and September 30, 2020:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2020:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥303,870	¥2,125,006	¥494,040	¥2,922,916	¥(63,855)
Non-investment grade	93,671	279,892	49,681	423,244	3,358
Not rated	2,453	6,826	—	9,279	(18)

Total	399,994	2,411,724	543,721	3,355,439	(60,515)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	28,296	—	28,296	(3)
Non-investment grade	—	99,035	—	99,035	(1,195)

Total	—	127,331	—	127,331	(1,198)

Index and basket credit default swaps held by SCHD:
Investment grade (2)	20,000	182,306	14,950	217,256	(1,820)
Non-investment grade	—	7,595	—	7,595	(165)
Not rated	28,296	190,398	5,316	224,010	(5,205)

Total	48,296	380,299	20,266	448,861	(7,190)

Total index and basket credit default swaps sold	48,296	507,630	20,266	576,192	(8,388)

Total credit default swaps sold	¥448,290	¥2,919,354	¥563,987	¥3,931,631	¥(68,903)

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2020:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥360,206	¥2,216,372	¥648,184	¥3,224,762	¥(47,942)
Non-investment grade	118,924	377,967	87,198	584,089	12,209
Not rated	848	2,437	—	3,285	(121)

Total	479,978	2,596,776	735,382	3,812,136	(35,854)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	367,247	47,557	414,804	(33)
Non-investment grade	11,638	84,640	—	96,278	(1,449)

Total	11,638	451,887	47,557	511,082	(1,482)

Index and basket credit default swaps held by SCHD:
Investment grade (2)	36,000	169,791	6,820	212,611	(3,265)
Non-investment grade	—	7,504	—	7,504	(141)
Not rated	32,038	239,229	16,207	287,474	(3,945)

Total	68,038	416,524	23,027	507,589	(7,351)

Total index and basket credit default swaps sold	79,676	868,411	70,584	1,018,671	(8,833)

Total credit default swaps sold	¥559,654	¥3,465,187	¥805,966	¥4,830,807	¥(44,687)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥65 billion and ¥3,544 billion, respectively, at March 31, 2020, and approximately ¥42 billion and ¥4,489 billion, respectively, at September 30, 2020.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2020 and September 30, 2020 was approximately ¥0.6 trillion and ¥0.7 trillion, respectively, for which

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the MUFG Group has posted collateral of approximately ¥152 billion and ¥210 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥58 billion and ¥80 billion, respectively, as of March 31, 2020 and ¥59 billion and ¥41 billion, respectively, as of September 30, 2020.
13.     OBLIGATIONS UNDER GUARANTEES AND OTHER
OFF-BALANCE
SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note
24
 to the consolidated financial statements for the fiscal year ended March 31,
2020
. The table below presents the contractual or notional amounts of such guarantees at March 31,
2020
 and September 30,
2020
:

	March 31, 2020	September 30, 2020
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,895
Performance guarantees	3,058	2,974
Derivative instruments (1)(2)	58,836	45,827
Liabilities of trust accounts	13,142	12,058
Other	88	38

Total	¥79,222	¥64,792

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31,
2020
 and September 30,
2020
. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2020 :	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,984	¥93	¥17	¥4
Performance guarantees	3,058	2,904	96	36	22

Total	¥7,156	¥6,888	¥189	¥53	¥26

At September 30, 2020 :	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,895	¥3,785	¥89	¥17	¥4
Performance guarantees	2,974	2,853	76	19	26

Total	¥6,869	¥6,638	¥165	¥36	¥30

Note:	(1)	See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings “in Note
24
 to the consolidated financial statements for the fiscal year ended March 31,
2020
.
The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note
24
 to the consolidated financial statements for the fiscal year ended March 31,
2020
.
Other
Off-balance
Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance
sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2020. The table below presents the contractual amounts with regard to such instruments at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions)
Commitments to extend credit	¥76,398	¥84,339
Commercial letters of credit	757	680
Commitments to make investments	247	256
Other	5	6
Allowance for Credit Losses on
Off-Balance
Sheet Credit Instruments
The MUFG Group maintains an allowance for credit losses on
off-balance
sheet credit instruments that are not unconditionally cancellable, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The MUFG Group adopts the same methodology used in determining the allowance for credit losses on loans. Potential credit losses related to derivatives are considered in the fair value of the derivatives.

Mitsubishi
UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14.    CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥29,438 million and ¥28,241 million as of March 31, 2020 and September 30, 2020, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2019 and 2020 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.
15.    VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note
2
5
 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2020 and September 30, 2020:

Consolidated VIEs	Consolidated assets
At March 31, 2020:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,263,082	¥102,781	¥31,625	¥12,989	¥1,195,283	¥4,913,939	¥6,465
Investment funds	493,757	—	16,482	314,074	34,121	—	129,080
Special purpose entities created for structured financing	204,047	—	2,658	—	—	119,348	82,041
Repackaged instruments	249,529	1,330	—	42,052	118,776	86,859	512
Securitization of the MUFG Group’s assets	10,956,261	—	—	—	—	10,933,580	22,681
Trust arrangements	7,527,539	—	654	336,546	745,846	6,441,864	2,629
Other	31,295	350	2,055	—	—	6,885	22,005

Total consolidated assets before elimination	25,725,510	104,461	53,474	705,661	2,094,026	22,502,475	265,413
The amounts eliminated in consolidation	(6,877,849)	(103,615)	(23,427)	(10,592)	(289,567)	(6,429,880)	(20,768)

Total consolidated assets	¥18,847,661	¥846	¥30,047	¥695,069	¥1,804,459	¥16,072,595	¥244,645

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,253,318	¥—	¥4,327,685	¥1,478,921	¥446,712
Investment funds	15,817	—	—	5,546	10,271
Special purpose entities created for structured financing	114,357	—	—	112,474	1,883
Repackaged instruments	251,056	—	65,965	163,833	21,258
Securitization of the MUFG Group’s assets	10,924,830	—	16,008	10,077,839	830,983
Trust arrangements	7,522,190	6,743,261	—	—	778,929
Other	27,302	—	5,989	1,321	19,992

Total consolidated liabilities before elimination	25,108,870	6,743,261	4,415,647	11,839,934	2,110,028
The amounts eliminated in consolidation	(15,045,398)	(703)	(2,526,893)	(11,374,581)	(1,143,221)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,465,320)	(6,742,558)	(1,857,923)	(1)	(864,838)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥598,152	¥—	¥30,831	¥465,352	¥101,969

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2020:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,469,538	¥41,437	¥29,879	¥11,056	¥1,035,425	¥4,313,554	¥38,187
Investment funds	454,682	—	14,905	304,249	37,550	—	97,978
Special purpose entities created for structured financing	178,382	—	1,581	2,631	—	121,556	52,614
Repackaged instruments	246,388	1,628	—	42,725	115,302	86,474	259
Securitization of the MUFG Group’s assets	10,948,652	—	—	—	—	10,928,152	20,500
Trust arrangements	7,871,857	—	—	493,749	811,669	6,566,438	1
Other	26,902	327	3,591	—	—	5,556	17,428

Total consolidated assets before elimination	25,196,401	43,392	49,956	854,410	1,999,946	22,021,730	226,967
The amounts eliminated in consolidation	(7,182,793)	(42,254)	(20,600)	(7,345)	(426,809)	(6,665,007)	(20,778)

Total consolidated assets	¥18,013,608	¥1,138	¥29,356	¥847,065	¥1,573,137	¥15,356,723	¥206,189

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,468,866	¥—	¥3,584,976	¥1,456,023	¥427,867
Investment funds	12,773	—	—	5,438	7,335
Special purpose entities created for structured financing	96,885	—	—	88,959	7,926
Repackaged instruments	247,379	—	20,836	162,788	63,755
Securitization of the MUFG Group’s assets	10,939,846	—	17,957	10,442,692	479,197
Trust arrangements	7,871,292	6,961,743	58,159	—	851,390
Other	22,969	—	4,294	1,259	17,416

Total consolidated liabilities before elimination	24,660,010	6,961,743	3,686,222	12,157,159	1,854,886
The amounts eliminated in consolidation	(14,821,066)	—	(2,069,125)	(11,776,218)	(975,723)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,368,713)	(6,961,743)	(1,586,600)	—	(820,370)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥470,231	¥—	¥30,497	¥380,941	¥58,793

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of
non-consolidated
VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated
VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated
VIEs at March 31, 2020 and September 30, 2020:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2020 :	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,700,099	¥5,836,895	¥4,797,551	¥190	¥1,737,979	¥3,059,382	¥—	¥—	¥—
Investment funds	55,644,434	1,918,403	1,712,037	437,858	525,022	724,253	24,904	356,679	356,679
Special purpose entities created for structured financing	37,026,192	3,601,834	2,764,156	392,588	35,774	2,317,128	18,666	6,058	6,058
Repackaged instruments	8,215,327	3,030,263	2,931,617	394,478	2,123,058	361,184	52,897	—	—
Other	54,962,702	2,940,349	2,314,142	191,646	—	1,995,985	126,511	41,693	41,693

Total	¥183,548,754	¥17,327,744	¥14,519,503	¥1,416,760	¥4,421,833	¥8,457,932	¥222,978	¥404,430	¥404,430

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2020 :	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥23,625,636	¥5,601,213	¥4,323,980	¥196	¥1,640,676	¥2,683,108	¥—	¥—	¥—
Investment funds	56,790,968	2,395,171	1,968,163	562,081	531,817	832,961	41,304	—	—
Special purpose entities created for structured financing	38,824,813	3,850,285	2,854,711	434,870	1,005	2,415,283	3,553	8,687	8,687
Repackaged instruments	8,894,052	2,927,552	2,859,769	387,971	1,995,105	443,619	33,074	—	—
Other	53,978,941	2,662,086	1,997,173	172,260	—	1,733,234	91,679	23,753	23,753

Total	¥182,114,410	¥17,436,307	¥14,003,796	¥1,557,378	¥4,168,603	¥8,108,205	¥169,610	¥32,440	¥32,440

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance
sheet assets and any
off-balance
sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance
sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

F-

Mitsubishi
UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

16.    FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2019 and 2020 are as follows:

	2019	2020
	(in millions)
Fees and commissions on deposits	¥26,731	¥26,221
Fees and commissions on remittances and transfers	83,541	82,125
Fees and commissions on foreign trading business	33,117	29,195
Fees and commissions on credit card business	118,916	96,131
Fees and commissions on security-related services	108,403	121,629
Fees and commissions on administration and management services for investment funds	71,981	106,186
Trust fees	58,948	61,003
Guarantee fees (1)	22,846	22,802
Insurance commissions	21,178	19,444
Fees and commissions on real estate business	21,094	13,917
Other fees and commissions (2)	131,708	121,119

Total	¥698,463	¥699,772

Notes:	(1)	Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
	(2)	Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note
17
. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note
17
 are not consistent with the accompanying
condensed
consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are from the business activities relevant to Retail & Commercial Banking Business Group (“R&C”), with Global Commercial Banking Business Group (“GCB”) providing a smaller impact.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&C, Japanese Corporate Investment Banking Business Group (“JCIB”), Global Corporate Investment Banking Business Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The busi
n
ess activities relevant to fees and commissions on credit card business are substantially attributable to R&C.
The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).
The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.
The majority of insurance commissions are from the business activities relevant to R&C, with GCB providing a smaller impact.
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.
17.    BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.
The MUFG Group integrated the operations of its consolidated subsidiaries into six business segments.—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Retail
 & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate
 & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Corporate
 & Investment Banking Business Group
—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the previous fiscal year ended March 31, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management
 & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. Starting in the previous fiscal year ended March 31, 2020, this business group also covers First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.
The MUFG Group made modifications to its internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2020. Major rule changes are (i) allocation of adjustments related to the derivative counterparty risk previously included in Other to the Global Markets Business Group, which holds the derivative assets, and (ii) reorganization of functions between the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and Other due to refinement of the business segment definition. These modifications had the following impact on its previously reported business segment information for the six months ended September 30, 2019:

•
increasing the operating profits of the Global Markets Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥12.1 billion, ¥7.2 billion and ¥6.9 billion, respectively; and

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

•	reducing the operating profits of Other, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥24.4 billion, ¥4.4 billion and ¥1.4 billion, respectively.

	Customer Business
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2019:
Net revenue:	¥723.9	¥276.2	¥199.6	¥366.5	¥101.3	¥1,667.5	¥336.1	¥2.2	¥2,005.8
BK and TB (1):	345.1	210.0	137.2	(0.8)	45.6	737.1	239.4	35.1	1,011.6
Net interest income	225.5	92.4	59.5	0.1	0.8	378.3	71.8	40.5	490.6
Net fees	105.2	92.4	78.0	—	44.8	320.4	(6.5)	(22.6)	291.3
Other	14.4	25.2	(0.3)	(0.9)	—	38.4	174.1	17.2	229.7
Other than BK and TB	378.8	66.2	62.4	367.3	55.7	930.4	96.7	(32.9)	994.2
Operating expenses	590.4	160.2	126.8	270.8	65.3	1,213.5	113.3	60.7	1,387.5

Operating profit (loss)	¥133.5	¥116.0	¥72.8	¥95.7	¥36.0	¥454.0	¥222.8	¥(58.5)	¥618.3

Six months ended September 30, 2020:
Net revenue:	¥662.7	¥249.8	¥197.5	¥415.3	¥138.1	¥1,663.4	¥461.7	¥4.1	¥2,129.2
BK and TB (1) :	304.9	198.3	117.6	0.4	46.8	668.0	343.6	38.0	1,049.6
Net interest income	203.6	79.4	57.9	0.5	2.2	343.6	103.4	44.2	491.2
Net fees	90.6	95.9	67.5	—	44.6	298.6	1.4	(27.3)	272.7
Other	10.7	23.0	(7.8)	(0.1)	—	25.8	238.8	21.1	285.7
Other than BK and TB	357.8	51.5	79.9	414.9	91.3	995.4	118.1	(33.9)	1,079.6
Operating expenses	553.6	152.5	131.8	264.3	101.5	1,203.7	112.5	77.6	1,393.8

Operating profit (loss)	¥109.1	¥97.3	¥65.7	¥151.0	¥36.6	¥459.7	¥349.2	¥(73.5)	¥735.4

Note:	(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2019 and 2020 above to income before
i
ncome tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2019	2020
	(in billions)
Operating profit	¥618	¥735
Provision for credit losses	(102)	(210)
Foreign exchange gains (losses)—net	(32)	87
Trading account profits —net	505	83
Equity investment securities gains (losses)—net	(26)	694
Debt investment securities losses—net	(136)	(204)
Equity in earnings of equity method investees—net	165	140
Impairment of goodwill	(241)	(106)
Reversal of off-balance sheet credit instruments	63	37
Other—net	24	(110)

Income before income tax expense	¥838	¥1,146

18.    FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020. During the six months ended September 30, 2020, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2020 and September 30, 2020:

	At March 31, 2020
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥14,891,635	¥17,061,985	¥525,946	¥32,479,566
Debt securities
Japanese national government and Japanese government agency bonds	3,805,039	350,128	—	4,155,167
Japanese prefectural and municipal bonds	—	93,479	—	93,479
Foreign government and official institution bonds	9,356,427	417,766	1,052	9,775,245
Corporate bonds	11	2,537,559	144	2,537,714
Residential mortgage-backed securities	—	9,037,539	—	9,037,539
Asset-backed securities	—	590,556	416,259	1,006,815
Other debt securities	—	7,787	6,651	14,438
Commercial paper	—	2,959,580	—	2,959,580
Equity securities (2)	1,730,158	1,067,591	101,840	2,899,589
Trading derivative assets	216,834	14,680,632	60,108	14,957,574
Interest rate contracts	74,488	10,758,790	13,329	10,846,607
Foreign exchange contracts	1,550	3,723,087	9,046	3,733,683
Equity contracts	140,796	87,285	7,491	235,572
Commodity contracts	—	10	27,492	27,502
Credit derivatives	—	111,460	2,750	114,210
Investment securities:
Available-for-sale debt securities	22,126,881	11,798,392	274,930	34,200,203
Japanese national government and Japanese government agency bonds	19,897,187	3,565,692	—	23,462,879
Japanese prefectural and municipal bonds	—	2,952,820	—	2,952,820
Foreign government and official institution bonds	2,229,694	792,027	15,767	3,037,488
Corporate bonds	—	1,262,718	10,108	1,272,826
Residential mortgage-backed securities	—	1,459,378	15	1,459,393
Commercial mortgage-backed securities	—	380,278	1,977	382,255
Asset-backed securities	—	1,328,601	140,875	1,469,476
Other debt securities	—	56,878	106,188	163,066
Equity securities	4,471,499	296,819	39,963	4,808,281
Marketable equity securities	4,471,499	296,819	—	4,768,318
Nonmarketable equity securities (3)	—	—	39,963	39,963
Other (4)	1,054,186	45,913	36,701	1,136,800

Total	¥42,761,035	¥43,883,741	¥937,648	¥87,582,424

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥555,664	¥3,718	¥—	¥559,382
Trading derivative liabilities	300,215	13,851,205	56,631	14,208,051
Interest rate contracts	153,098	10,038,198	14,079	10,205,375
Foreign exchange contracts	3,360	3,596,589	4,041	3,603,990
Equity contracts	143,757	121,229	11,713	276,699
Commodity contracts	—	14	26,775	26,789
Credit derivatives	—	95,175	23	95,198
Obligation to return securities received as collateral (5)	4,663,068	143,103	—	4,806,171
Other (6)	—	514,003	6,606	520,609

Total	¥5,518,947	¥14,512,029	¥63,237	¥20,094,213

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2020
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥19,178,865	¥12,313,174	¥779,709	¥32,271,748
Debt securities
Japanese national government and Japanese government agency bonds	5,997,301	363,252	—	6,360,553
Japanese prefectural and municipal bonds	—	95,846	—	95,846
Foreign government and official institution bonds	11,797,972	694,545	1,122	12,493,639
Corporate bonds	—	2,479,587	—	2,479,587
Residential mortgage-backed securities	120	5,018,942	—	5,019,062
Asset-backed securities	—	817,786	413,305	1,231,091
Other debt securities	—	7,579	269,984	277,563
Commercial paper	—	1,626,513	—	1,626,513
Equity securities (2)	1,383,472	1,209,124	95,298	2,687,894
Trading derivative assets	96,022	13,507,030	67,440	13,670,492
Interest rate contracts	20,459	10,440,306	16,159	10,476,924
Foreign exchange contracts	588	2,849,093	10,612	2,860,293
Equity contracts	74,975	129,075	6,242	210,292
Commodity contracts	—	5	30,550	30,555
Credit derivatives	—	88,539	2,526	91,065
Other (7)	—	12	1,351	1,363
Investment securities:
Available-for-sale debt securities	32,362,705	12,401,919	247,927	45,012,551
Japanese national government and Japanese government agency bonds	30,410,927	3,398,541	—	33,809,468
Japanese prefectural and municipal bonds	—	3,343,506	—	3,343,506
Foreign government and official institution bonds	1,951,778	859,040	16,759	2,827,577
Corporate bonds	—	1,221,142	145	1,221,287
Residential mortgage-backed securities	—	1,385,579	15	1,385,594
Commercial mortgage-backed securities	—	441,505	1,796	443,301
Asset-backed securities	—	1,138,145	126,597	1,264,742
Other debt securities	—	174,403	102,615	277,018
Commercial Paper	—	440,058	—	440,058
Equity securities	4,976,057	344,445	45,764	5,366,266
Marketable equity securities	4,976,057	344,445	—	5,320,502
Nonmarketable equity securities (3)	—	—	45,764	45,764
Other (4)	780,868	32,590	22,649	836,107

Total	¥57,394,517	¥38,599,158	¥1,163,489	¥97,157,164

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥106,076	¥2,722	¥—	¥108,798
Trading derivative liabilities	139,392	12,551,354	47,204	12,737,950
Interest rate contracts	35,749	9,596,157	7,754	9,639,660
Foreign exchange contracts	944	2,748,606	4,170	2,753,720
Equity contracts	102,699	115,816	4,317	222,832
Commodity contracts	—	5	30,621	30,626
Credit derivatives	—	90,756	61	90,817
Other (7)	—	14	281	295
Obligation to return securities received as collateral (5)	5,038,763	107,149	—	5,145,912
Other (6)	—	418,084	49,251	467,335

Total	¥5,284,231	¥13,079,309	¥96,455	¥18,459,995

F-
6
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes securities measured under the fair value option.
(2)
Excludes
certain investments valued at net asset value of private equity funds whose fair values at March 31, 2020 were ¥66,918 million and those at September 30, 2020 were ¥75,766 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2020 were ¥102,743 million, and those at September 30, 2020 were ¥91,287 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
(3)	Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2020 were ¥23,233 million and ¥18,862 million respectively, and those at September 30, 2020 were ¥23,838 million and ¥17,951 million respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2020 were ¥1,494 million and nil, respectively, and those at September 30, 2020 were ¥1,307 million and nil
, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
(4)
Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions
 and
money in trust for segregating cash deposited by customers on security transactions.

	(5)	Included in Other liabilities.
	(6)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
	(7)	From the period ended September 30, 2020, certain derivatives such as earthquake derivatives previously included in Commodity contracts are separately disclosed in Other of Trading derivative assets and liabilities.

F-
6
3

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements
The following tabl
e
s present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2019 and 2020. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2019
	March 31, 2019	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2019
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥785,326	¥(20,158	) (2)	¥—	¥134,609	¥—	¥(120,505)	¥(105,890)	¥24,882		¥(15,402)		¥682,862	¥(19,011	) (2)
Debt securities
Foreign government and official institution bonds	792	347		—	50,548	—	(48,068)	(18)	—		—		3,601	(11)
Corporate bonds	31,384	(76)		—	—	—	(1,049)	(3,621)	24,882	(5)	(15,402	) (5)	36,118	6
Residential mortgage-backed securities	35,181	(1,425)		—	—	—	(11,134)	(10,649)	—		—		11,973	(1,109)
Asset-backed securities	627,678	(20,780)		—	79,717	—	(60,249)	(89,939)	—		—		536,427	(18,740)
Other debt securities	35,148	(952)		—	—	—	—	—	—		—		34,196	(952)
Equity securities	55,143	2,728		—	4,344	—	(5)	(1,663)	—		—		60,547	1,795
Trading derivatives—net	36,170	4,283	(2)	(107)	99	(773)	—	(21,616)	37,553		(321)		55,288	1,797	(2)
Interest rate contracts—net	(4,189)	14,185		(113)	—	—	—	(5,471)	2,976		(340)		7,048	6,246
Foreign exchange contracts—net	18,191	(10,614)		(87)	3	—	—	4,037	34,577	(5)	(144)		45,963	(5,580)
Equity contracts—net	2,862	743		87	96	(419)	—	(5,350)	—		163		(1,818)	703
Commodity contracts—net	949	(27)		2	—	(354)	—	—	—		—		570	645
Credit derivatives—net	18,357	(4)		4	—	—	—	(14,832)	—		—		3,525	(217)
Investment securities:
Available-for-sale debt securities	283,434	1,331	(3)	(5,379)	134,575	—	—	(162,520)	5,450		(3,020)		253,871	(619	) (3)
Foreign government and official institution bonds	19,246	—		209	382	—	—	(5,835)	—		—		14,002	—
Corporate bonds	4,196	(383)		114	20	—	—	(641)	5,450	(5)	(3,020	) (5)	5,736	(619)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,038	—		58	—	—	—	(33)	—		—		2,063	—
Asset-backed securities	131,455	1,714		(3,914)	134,169	—	—	(132,544)	—		—		130,880	—
Other debt securities	126,484	—		(1,846)	4	—	—	(23,467)	—		—		101,175	—
Equity securities	27,820	2,660	(3)	—	5,636	—	(1,515)	(1)	—		(202)		34,398	1,736	(3)
Nonmarketable equity securities	27,820	2,660		—	5,636	—	(1,515)	(1)	—		(202)		34,398	1,736
Other	32,378	(8,350	) (7)	(1,732)	35,894	—	(48)	(1)	—		—		58,141	(8,346	) (7)

Total	¥1,165,128	¥(20,234)		¥(7,218)	¥310,813	¥(773)	¥(122,068)	¥(290,028)	¥67,885		¥(18,945)		¥1,084,560	¥(24,443)

Liabilities
Other	¥65,648	¥(18,504	) (4)	¥1,807	¥—	¥2,338	¥—	¥(9,708)	¥1,171	(6)	¥(37,043	) (6)	¥39,103	¥(16,212	) (4)

Total	¥65,648	¥(18,504)		¥1,807	¥—	¥2,338	¥—	¥(9,708)	¥1,171		¥(37,043)		¥39,103	¥(16,212)

F-
6
4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period											Change in unrealized gains(losses) for assets and liabilities still held at September 30, 2020
	March 31, 2020	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3		September 30, 2020
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥525,946	¥(627	) (2)	¥—	¥158,481	¥—	¥(65,231)	¥(2,091)	¥190,391	¥(27,160)		¥779,709	¥(1,434	) (2)
Debt securities
Foreign government and official institution bonds	1,052	188		—	12,625	—	(12,713)	(14)	—	(16)		1,122	78
Corporate bonds	144	35		—	—	—	(179)	—	—	—		—	—
Asset-backed securities	416,259	(1,685)		—	46,455	—	(46,700)	(1,024)	—	—		413,305	(1,728)
Other debt securities	6,651	3,446		—	69,498	—	—	—	190,389 (8)	—		269,984	3,446
Equity securities	101,840	(2,611)		—	29,903	—	(5,639)	(1,053)	2	(27,144	) (8)	95,298	(3,230)
Trading derivatives—net	3,477	33,219	(2)	(757)	595	(334)	—	(15,112)	(392)	(460)		20,236	7,640	(2)
Interest rate contracts—net	(750)	13,271		(341)	—	—	—	(3,364)	(15)	(396)		8,405	5,130
Foreign exchange contracts—net	5,005	1,909		(276)	—	—	—	159	(377)	22		6,442	1,226
Equity contracts—net	(4,222)	18,054		(145)	—	—	—	(11,748)	—	(14)		1,925	1,288
Commodity contracts—net	(65)	(11)		5	—	—	—	—	—	—		(71)	—
Credit derivatives—net	2,727	(103)		—	—	—	—	(159)	—	—		2,465	(103)
Other—net (9)	782	99		—	595	(334)	—	—	—	(72)		1,070	99
Investment securities:
Available-for-sale debt securities	274,930	(1,478	) (3)	(4,400)	130,042	—	(11)	(141,214)	20	(9,962)		247,927	(206	) (3)
Foreign government and official institution bonds	15,767	—		(682)	3,230	—	—	(1,556)	—	—		16,759	—
Corporate bonds	10,108	(3)		—	—	—	—	(18)	20	(9,962	) (5)	145	(4)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—	—		15	—
Commercial mortgage-backed securities	1,977	—		(149)	—	—	(11)	(21)	—	—		1,796	—
Asset-backed securities	140,875	(1,475)		(2,416)	126,800	—	—	(137,187)	—	—		126,597	(202)
Other debt securities	106,188	—		(1,153)	12	—	—	(2,432)	—	—		102,615	—
Equity securities	39,963	(423	) (3)	—	6,413	—	(464)	—	285	(10)		45,764	(665	) (3)
Nonmarketable equity securities	39,963	(423)		—	6,413	—	(464)	—	285	(10)		45,764	(665)
Other	36,701	(14,583	) (7)	(500)	1,121	—	—	(90)	—	—		22,649	(14,577	) (7)

Total	¥881,017	¥16,108		¥(5,657)	¥296,652	¥(334)	¥(65,706)	¥(158,507)	¥190,304	¥(37,592)		¥1,116,285	¥(9,242)

Liabilities
Other	¥6,606	¥(18,465	) (4)	¥3,711	¥—	¥30,192	¥—	¥(9,309)	¥11,330 (6)	¥(4,322	) (6)	¥49,251	¥(14,090	) (4)

Total	¥6,606	¥(18,465)		¥3,711	¥—	¥30,192	¥—	¥(9,309)	¥11,330	¥(4,322)		¥49,251	¥(14,090)

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits—net and Foreign exchange gains (losses)—net.
	(3)	Included in Investment securities gains—net and Other comprehensive income—net.
	(4)	Included in Trading account profits—net.
(5)
Transfers into Level 3 for Foreign exchange contracts—net were mainly caused by the valuation using certain unobservable input. For the six months ended September 30, 2019, transfers into (out of) Level 3 for corporate bonds were mainly caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party venders. For the six months ended September 30, 2020, transfers out of Level 3 for corporate bonds were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public companies. Unobservable credit worthiness inputs include probability of default based on credit ratings of the bond issuers and loss given default.

(6)
Transfers into (out of) Level 3 for embedded derivatives in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

	(7)	Included in Fees and commissions income and Other non-interest income.
	(8)	Transfers relate to the reclassification of certain securities
(9)
From the period ended September 30, 2020, certain derivatives such as earthquake derivatives previously included in Commodity contracts—net are separately disclosed in Other—net of Trading derivatives—net.

F-
6
5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥15,767	Return on equity method	Probability of default	0.2%~1.3%	0.4%
			Recovery rate	55.0%~90.0%	69.9%
			Market-required return on capital	8.0%~10.0%	9.9%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	92,025	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	68.2%
	389,170	Internal model (4)	Asset correlations	1.0%	1.0%
			Discount factor	1.1%~1.4%	1.4%
			Prepayment rate	21.0%	21.0%
			Probability of default	0.0%~99.0%	— (3)
			Recovery rate	57.8%	57.8%
Other debt securities	6,651	Discounted cash flow	Liquidity premium	2.4%	2.4%
	86,734	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	60.0%~90.0%	79.8%
			Market-required return on capital	8.0%~10.0%	9.4%
Equity Securities	27,144	Discounted cash flow	Liquidity premium	1.0%	1.0%

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(728)	Option model	Correlation between interest rates	32.9%~62.5%
			Correlation between interest rate and foreign exchange rate	16.7%~60.0%
			Volatility	0.0%~100.0%
Foreign exchange contracts—net	5,005	Option model	Correlation between interest rates	30.0%~70.0%
			Correlation between interest rate and foreign exchange rate	15.8%~60.0%
			Correlation between foreign exchange rates	60.0%
			Volatility	7.5%~17.0%
Equity contracts—net	(10,038)	Option model	Correlation between foreign exchange rate and equity	(58.4)%~56.9%
			Correlation between equities	19.5%~81.0%
			Volatility	24.2%~32.0%
	6,166	Discounted cash flow	Term of litigation	0.1year~1.1year s

F-
6
6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥16,759	Return on equity method	Probability of default	0.2%~1.8%	0.6%
			Recovery rate	35.0%~90.0%	66.6%
			Market-required return on capital	8.0%~10.0%	9.9%
Residential mortgage- backed securities, Commercial mortgage- backed securities and Asset-backed securities	86,222	Discounted cash flow	Probability of default	4.6%~5.3%	5.1%
			Recovery rate	65.0%~76.0%	68.8%
	381,036	Internal model (4)	Asset correlations	1.0%	1.0%
			Discount factor	1.5%~1.6%	1.6%
			Prepayment rate	22.2%	22.2%
			Probability of default	0.0%~91.1%	— (3)
			Recovery rate	51.1%	51.1%
Other debt securities	269,984	Discounted cash flow	Liquidity premium	1.0%~3.1%	2.9%
	83,647	Return on equity method	Probability of default	0.0%~25.0%	0.4%
			Recovery rate	55.0%~90.0%	78.1%
			Market-required return on capital	8.0%~10.0%	9.6%

At September 30, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Median (2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	6,917	Option model	Correlation between interest rates	30.0%~63.2%	45.7%
			Correlation between interest rate and foreign exchange rate	15.6%~60.0%	40.3%
			Volatility	0.0%~100.0%	50.0%
Foreign exchange contracts—net	6,442	Option model	Correlation between interest rates	30.0%~70.0%	47.4%
			Correlation between interest rate and foreign exchange rate	17.4%~60.0%	38.5%
			Correlation between foreign exchange rates	55.0%	55.0%
			Volatility	9.5%~22.3%	14.4%
Equity contracts—net	(3,054)	Option model	Correlation between foreign exchange rate and equity	(58.4)%~56.4%	32.6%
			Correlation between equities	19.1%~96.0%	53.7%
			Volatility	29.0%~40.0%	31.5%
	5,091	Discounted cash flow	Term of litigation	0.1year~1.2years	0.6year

Notes:	(1)	The fair value as of March 31, 2020 and September 30, 2020 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments .
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
	(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.

F-
6
7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in
 and range of unobservable inputs
For a discussion of the impact
o
n fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2020 and September 30, 2020:

	March 31, 2020				September 30, 2020
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities (1)(2)	¥—	¥15,473	¥2,703	¥18,176	¥—	¥11,091	¥1,901	¥12,992
Loans	2,548	9,199	260,282	272,029	2,648	9,800	263,428	275,876
Loans held for sale	—	—	73,573	73,573	—	—	44,210	44,210
Collateral dependent loans	2,548	9,199	186,709	198,456	2,648	9,800	219,218	231,666
Premises and equipment	—	—	37,109	37,109	—	—	7,877	7,877
Intangible assets	—	—	453	453	—	—	1,357	1,357
Goodwill	—	—	283,032	283,032	—	—	97,072	97,072
Other assets	73,015	—	18,609	91,624	111,626	33,840	9,075	154,541
Investments in equity method investees (1)	73,015	—	5,911	78,926	111,626	33,840	—	145,466
Other	—	—	12,698	12,698	—	—	9,075	9,075

Total	¥75,563	¥24,672	¥602,188	¥702,423	¥114,274	¥54,731	¥380,710	¥549,715

Notes:	(1)	Excludes certain investments valued at net asset value of ¥12,935 million and ¥10,031 million at March 31, 2020 and September 30, 2020, respectively. The unfunded commitments related to these investments are ¥17,216 million and ¥13,219 million at March 31, 2020 and September 30, 2020, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
	(2)	Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

F-6
8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2019 and 2020:

	Losses(gains) for the six months ended September 30,
	2019	2020
	(in millions)
Investment securities	¥2,193	¥(701)
Loans	30,664	89,082
Loans held for sale	8,468	5,620
Collateral dependent loans	22,196	83,462
Premises and equipment	5,975	8,569
Intangible assets	2,334	4,286
Goodwill	241,356	106,479
Other assets	15,437	87,584
Investments in equity method investees	4,944	53,138
Other	10,493	34,446

Total	¥297,959	¥295,299

Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2020.
The following table presents the gains or losses recorded for the six months ended September 30, 2019 and 2020 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2019			2020
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥437,931	¥(654,622)	¥(216,691)	¥148,265	¥(237,425)	¥(89,160)

Total	¥437,931	¥(654,622)	¥(216,691)	¥148,265	¥(237,425)	¥(89,160)

Financial liabilities:
Other short-term borrowings (1)	¥(778)	¥—	¥(778)	¥(15,805)	¥—	¥(15,805)
Long-term debt (1)	(20,559)	—	(20,559)	(16,945)	—	(16,945)

Total	¥(21,337)	¥—	¥(21,337)	¥(32,750)	¥—	¥(32,750)

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

F
-6
9

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2020 and September 30, 2020 f
o
r long-term debt instruments for which the fair value option has been elected:

	March 31, 2020			September 30, 2020
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥319,149	¥304,067	¥(15,082)	¥416,035	¥393,710	¥(22,325)

Total	¥319,149	¥304,067	¥(15,082)	¥416,035	¥393,710	¥(22,325)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

F-

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2020 and September 30, 2020:

	At March 31, 2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥33,283	¥33,283	¥33,283	¥—	¥—
Interest-earning deposits in other banks	45,267	45,267	—	45,267	—
Call loans and funds sold	1,169	1,169	—	1,169	—
Receivables under resale agreements	23,996	23,996	—	23,996	—
Receivables under securities borrowing transactions	3,444	3,444	—	3,444	—
Investment securities	4,166	4,178	1,134	1,042	2,002
Loans, net of allowance for credit losses (1)	117,373	118,497	3	259	118,235
Other financial assets (2)	8,494	8,494	—	8,494	—
Financial liabilities:
Deposits
Non-interest-bearing	¥33,382	¥33,382	¥—	¥33,382	¥—
Interest-bearing	170,574	170,631	—	170,631	—
Total deposits	203,956	204,013	—	204,013	—
Call money and funds purchased	3,669	3,669	—	3,669	—
Payables under repurchase agreements	31,850	31,850	—	31,850	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	19,057	19,057	—	19,057	—
Long-term debt	27,772	27,941	—	27,941	—
Other financial liabilities	7,139	7,139	—	7,139	—

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥46,982	¥46,982	¥46,982	¥—	¥—
Interest-earning deposits in other banks	46,936	46,936	—	46,936	—
Call loans and funds sold	1,049	1,049	—	1,049	—
Receivables under resale agreements	14,051	14,051	—	14,051	—
Receivables under securities borrowing transactions	3,199	3,199	—	3,199	—
Investment securities	3,930	3,972	1,127	907	1,938
Loans, net of allowance for credit losses (1)	115,532	116,984	3	265	116,716
Other financial assets (2)	7,194	7,194	—	7,194	—
Financial liabilities:
Deposits
Non-interest-bearing	¥35,643	¥35,643	¥—	¥35,643	¥—
Interest-bearing	182,750	182,789	—	182,789	—
Total deposits	218,393	218,432	—	218,432	—
Call money and funds purchased	3,797	3,797	—	3,797	—
Payables under repurchase agreements	26,448	26,448	—	26,448	—
Payables under securities lending transactions	842	842	—	842	—
Due to trust account and other short-term borrowings	14,916	14,916	—	14,916	—
Long-term debt	35,391	35,824	—	35,824	—
Other financial liabilities	6,880	6,880	—	6,880	—

Notes:	(1)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes investments in equity method investees of ¥2,421 billion and ¥2,327 billion at March 31, 20 20 and September 30, 20 20 , respectively.
The fair values of certain
off-balance
sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2020 and September 30, 2020 was not material.
19.    INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2019 and 2020 are as follows:

	2019	2020
	(in billions)
Net revenues	¥2,203	¥2,681
Total non-interest expenses	1,593	1,842
Income from continuing operations before income taxes	610	839
Net income applicable to Morgan Stanley	475	632

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7
2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

20.    SUBSEQUENT EVENTS
Approval of Dividends
On November
13
, 2020, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥12.5 per share of Common stock, totaling ¥160,918 million, that were payable on December 7, 2020 to the shareholders of record on September 30, 2020.
Discontinuation of acquisition of DVB Bank SE’s aviation finance-related businesses
In November 2020, MUFG Bank decided to discontinue the acquisition of DVB’s aviation investment management and asset management businesses, that was initially planned to be transferred to a newly established subsidiary of BOT Lease, since it was difficult to fully obtain the approval of the relevant national authorities. The impact of the discontinuation on the consolidated financial statements was not material. See Note 2 for further information.
* * * * *